Registration No. 333-175918

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LITTLEFIELD CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	7990	74-2723809
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization)	Classification Code Number)	Identification Number)

Littlefield Corporation 2501 N. Lamar Blvd. Austin, Texas 78705 512-476-5141	Jeffrey L. Minch, President and CEO Littlefield Corporation 2501 N. Lamar Blvd. Austin, Texas 78705 512-476-5141
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies of Communications to:

Lee Polson, Esq.
Strasburger & Price, L.L.P.
600 Congress Ave.
Suite 1600
Austin, Texas 78701
(512) 499-3600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the later of the date this Registration Statement becomes effective or December 31, 2012.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

(SUBJECT TO COMPLETION, dated October 12, 2011)

LITTLEFIELD CORPORATION

7,520,489 Shares

Common Stock

This prospectus relates to a total of 7,520,489 shares of our common stock which are being registered for sale from time to time by the selling stockholders named in this prospectus.

The selling stockholders may sell all or a portion of their shares through public or private transactions at the prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the OTCQB under the symbol “LTFD.” The last reported sale price of our common stock on the OTCQB was for $0.50 per share on October 5, 2011.

Other than selling discounts and commissions and transfer taxes, we have agreed to bear all expenses incurred in connection with the registration and sale of the common stock offered by the selling stockholders.

Investing in our common stock involves risks. You should carefully read the “Risk Factors” beginning on page 1 of this prospectus before investing.

Neither the Securities and Exchange Commission nor any state securities administrator has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 12, 2011.

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus.  No offer to sell these securities shall be made in any jurisdiction where an offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our securities.  Our business, prospects, financial condition and results of operations may have changed since that date.

This document may only be used where it is legal to sell these securities.  Certain jurisdictions may restrict the distribution of these documents and the offering of these securities  We require persons receiving these documents to inform themselves about, and to observe any, such restrictions.  We have not taken any action that would permit an offering of these securities or the distribution of these documents in any jurisdiction that requires such action.

ii

Industry and Market Data

Unless otherwise indicated, the market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources.  Although we believe these third-party sources are reliable, we have not independently verified the information.  Except as otherwise noted, none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent.  In addition, some data are based on our good faith estimates.  Such estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as our own management’s expertise in the industry.  However, except as otherwise noted, none of our estimates have been verified by any independent source.  Our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the Risk Factors section of this prospectus and the other information contained herein.  These and other factors could cause our actual results to differ materially from those expressed in the estimates and assumptions.

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in the prospectus.  This summary does not contain all of the information you should consider before making an investment decision. You should carefully read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

The terms “LTFD,” “Littlefield Corporation,” “Littlefield Entertainment”, “Company,”  “we,” “us” and “our” as used in this prospectus refer to Littlefield Corporation and its subsidiaries as a combined entity.

In 2007 and 2008, we sold shares of our restricted common stock to Value Fund Advisors, LLC (“VFA”), on behalf of Boston Avenue Capital LLC, in privately negotiated transactions.  As part of the sales agreements, we agreed to file a registration statement with the Securities and Exchange Commission to register the shares of restricted common stock held by VFA and its affiliates.  The registration statement of which this prospectus is a part, has been filed with the SEC to fulfill our obligation to register these shares. Under the terms of the sales agreements, the shares may not be sold prior to December 31, 2012 without the Company’s approval.  See Selling Stockholders, page 28.

About Us

Littlefield Corporation is a holding company incorporated in Delaware in 1994. It develops, owns and operates charitable bingo halls with solely domestic U.S. operations in Texas, Alabama, Florida and South Carolina.  Collectively, these are referred to as “Littlefield Entertainment”. As of September 2011, the Company operated 39 charitable bingo halls.

Our principal executive offices are located at 2501 N. Lamar Blvd., Austin, Texas 78705. Our telephone number is (512) 476-5141.  Our website address is www.littlefield.com.  Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

The Offering

Common Stock Issued and Outstanding	17,324,439 as of October 5, 2011

Common Stock Offered by Selling Stockholders	7,520,489 shares

Common Stock Offered by Us	None

Use of Proceeds	We will not receive any proceeds from the sale of the shares by the selling stockholders. See Use of Proceeds, page 5 and Plan of Distribution, page 28.

Risk Factors	An investment in our common stock involves certain risks. See Risk Factors, page 1.

OTCQB Stock Symbol	LTFD

RISK FACTORS

An investment in our common stock involves a substantial degree of risk.  Before making an investment decision, you should carefully read the risk factors described in this section in addition to the other information contained in this prospectus.  If any of the following risks actually occur, our business, financial condition, operating results and prospects would suffer.  In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock.

Risks Related to Our Common Stock

A few stockholders, including the selling stockholders, exert significant control over stockholder matters.

Three stockholders and their affiliates, including the two selling stockholders, own 69.2% of our outstanding common stock (including shares issuable to them on exercise of outstanding options).  These include our president and chief executive officer, Jeffrey L. Minch, who owns 25.8% of our common stock, and the selling stockholders, who together own 43.4% of our common stock.  Mr. Minch is a member of the board of directors, and Charles M. Gillman, another director, is an affiliate of the selling stockholders.  See Selling Stockholders, page 28.  The amounts of stock owned by these three stockholders and their affiliates would enable them to control the outcome of any contested vote of the stockholders on matters related to management of the corporation.  The fact that control of the voting shares of the company rests in so few hands may inhibit others from buying our shares, either by buying shares in the open market or offering to make an equity investment in us.

If the selling stockholders sell all of the stock being offered pursuant to this prospectus, their ownership percentage would be reduced to 0.0% of our outstanding stock. Mr. Minch would remain a major holder of our outstanding stock, who could exert significant control over the outcome of any contested vote of the stockholders.

Our Common Stock Price May Be Volatile.

Approximately 5 million shares (29%) of our common stock  are held by unaffiliated parties and are eligible for transfer and secondary trading pursuant to Rule 144(k) of the Securities and Exchange Commission.  Both the volume and price of our stock has historically been low. On many days no trades are recorded.  At our historical volume and price, only a few trades, involving very little money invested, would be sufficient to dramatically change the price of our stock.  Like other companies with low prices and volume, it would be possible for someone to attempt to manipulate the price of our stock with an investment of only a few thousand dollars.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.

The volume of our stock has historically been low, so you may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active at the time you sell.

Our common stock may be subject to penny stock rules and regulations.

Federal rules and regulations under the Securities Exchange Act of 1934 regulate the trading of so-called penny stocks, which generally refers to low-priced (below $5.00), speculative securities of very small companies traded on the OTC Bulletin Board or in the pink sheets.  Trading in shares of our common stock may be subject to the full range of penny stock rules.  Before a broker-dealer can sell a penny stock, these rules require the broker-dealer to first approve the investor for the transaction and obtain from the investor a written agreement regarding the transaction.  The broker-dealer must also furnish the investor with a document describing the risks of investing in penny stocks.  The broker-dealer must also tell the investor the current market quotation, if any, for the penny stock and the compensation the broker-dealer will receive for the trade.  Finally, the broker-dealer must send monthly account statements showing the market value of each penny stock held in the investor's account.  If these rules are not followed by the broker-dealer, the investor may have no obligation to purchase the shares.  Accordingly, these rules and regulations may make it more expensive and difficult for broker-dealers to sell shares of our common stock and purchasers of our common stock may experience difficulty in selling such shares in secondary trading markets.

Anti-Takeover Effect.

Our Certificate of Incorporation is designed to make it difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders.  Our Bylaws do not permit any person other than the board of directors or certain executive officers to call special meetings of the stockholders.  In addition, we must receive a stockholder’s proposal for an annual meeting, including nominees for election to the board of directors, within a specified period for that proposal to be included in the agenda.  See Description of Securities – Common Stock, page 30.  Because the stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

Risks Related to Our Bingo Halls

Our bingo halls could experience reduced demand, making it difficult to sustain revenues and cash flow.

We currently operate in Texas, South Carolina, Alabama and Florida. The bingo halls in these states may experience reduced customer demand and may be required to operate at reduced capacity levels following the reduced demand. It is not possible for us to predict the level of future demand. Management plans to implement initiatives to reduce spending during the periods of lower demand, but due to external factors such as the state of regional economies and changes in customer demographics and government laws and regulations, we may not be able to successfully reverse the impact of the lower demand.  This may result in reduced profits or losses until management’s initiatives are fully implemented. During periods when the bingo halls are operating at reduced capacity levels, we may incur reduced profitability or losses due to the reduction in our operating revenues and/or due to additional costs which may be expended to attempt to increase demand.

Our revenues are regulated by state agencies;  unexpected changes in costs or regulated revenue levels may result in fluctuations of profits.

State regulations often limit the amount of our contracted revenues which the Company can generate by limiting the number of sessions, revenues per session, number of locations which may be operated or other factors. We assume the risk of performing on such contracts within the limitations set by these agencies. Any change in the level of allowable revenue or increases in costs due to inflationary or other external forces during contract performance may result in reduced profits or losses for particular bingo halls and negatively affect operating results during certain reporting periods.

Our real estate leases are longer term;  unexpected changes at our bingo halls or unfavorable changes in regulations may result in fluctuations of our profitability.

Generally, to obtain favorable real estate rental rates, we enter into longer term real estate lease agreements with third-party landlords. We assume the risk of performing on such lease contracts and we are required to continue lease payments over the remaining term of our leases should a downturn in profitability occur at our bingo halls or unfavorable changes in bingo regulations occur. Where practicable, management includes certain termination rights and liquidating damages provisions in its leases to mitigate this risk. However, where such lease provisions are not available the continued payment of lease obligations through our lease termination date will result in reduced profits or losses for particular bingo halls and negatively affect operating results during certain reporting periods.

Changes in customer preferences and other forms of entertainment could adversely affect our financial results.

The success of our bingo halls depends upon the selection of bingo as a form of entertainment by our customers. The success of other forms of entertainment including internet based games could adversely affect our operating results.

The bingo market is highly competitive, and if we are unable to compete successfully in this market, we may be unable to grow our revenues and profits.

It may be possible for our current or future competitors to gain a marketing advantage which may allow our competitors to attract current customers attending our bingo halls. Advantages could be in customer satisfaction, bingo programs offered, or other attributes. We may be at a competitive disadvantage to any companies that are able to gain these advantages.

In addition, it may be possible for our current or future competitors to open competing bingo halls in our markets.

Such actions may reduce attendance at our halls and result in reduced profits or losses for particular bingo halls and negatively affect operating results during certain reporting periods.

We rely upon third parties for important insurance coverage and administrative support.  Our ability to conduct business in a profitable manner will be harmed if our access to these important resources is limited or becomes too costly.

We rely on third-parties for insurance coverage and certain administrative support services such as processing payrolls at our bingo halls.  If we are unable to secure insurance to fully protect against losses, to obtain such insurance at a reasonable cost, or if we are required to cover the cost of claims not covered by the insurance policies we could be required to outlay substantial funds, which could harm our financial condition.

Our ability to obtain cost-effective services and insurance coverage is subject to a number of external factors that are outside of our control, including:

•	third parties may increase the price of insurance or services they provide to us; and
•	third-party providers may decide not to provide us with these services.

If we fail to obtain cost effective insurance and services from these providers or others we may incur additional costs which may affect operating results during certain reporting periods.

Other Risks

We are subject to various government regulations and the cost of compliance as well as the impact of changes in the various governmental regulations may be substantial.

We are required to comply with various government regulations in order to operate our bingo halls.  Government regulations can change, which could impact our ability to profitably operate or continue to operate our bingo halls.

In addition, we are required to pay fees to certain other government agencies related to the operation of our bingo halls. Changes in the fees such as licensing fees will impact our earnings resulting in lower profits or losses.

Tighter regulations for the protection of our customers and other factors such as smoking bans will make it increasingly difficult or more costly to operate our bingo halls in accordance with the more restrictive conditions than currently exist. Failure to comply with these laws and regulations could result in fines, additional licensing requirements or the revocation of our licenses in a particular jurisdiction. The costs of compliance could impact our earnings resulting in lower profits or losses.

The continued expansion in existing and into other regional markets in other states is important to our long-term success.  Operating in other states has several challenges that, if not managed, could harm our growth and profitability.

We have subsidiaries which currently operate in Texas, South Carolina, Alabama and Florida.  There are several risks that we may encounter as we develop and operate business in other states, including:

•	legal and regulatory restrictions;
•	economic slowdown in the states where we currently operate or in states that are targeted markets for future growth;
•	local regulatory risk; and
•	higher costs associated with operating business in other targeted states.

These risks could affect our planned expansion and could impact our ability to operate profitably or result in losses.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, nor will any of the proceeds from resale be available for our use or otherwise for our benefit. The selling stockholders will receive all of the net proceeds from the sales of common stock offered by them under this prospectus.

MARKET INFORMATION, COMMON STOCK PRICE RANGE AND DIVIDENDS

Market Information

Our common stock is traded on the OTC Bulletin Board under the symbol "LTFD". The following table shows the range of reported high and low closing prices for our common stock for the periods indicated as reported on a daily basis by the OTC Bulletin Board.

	1st Qtr		2nd Qtr		3rd Qtr		4th Qtr
	High	Low	High	Low	High	Low	High	Low
2011	$0.75	$0.55	$0.75	$0.54	$0.70	$0.50
2010	$0.73	$0.68	$0.85	$0.68	$0.82	$0.68	$0.80	$0.55
2009	$0.58	$0.25	$0.77	$0.34	$0.89	$0.58	$0.75	$0.68

Security Holders

As of October 5, 2011, our common stock was held by approximately 580 beneficial shareholders.

Dividends

We have not paid, and currently have no intention to pay, any cash dividends on our common stock.

Securities Authorized For Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,572,410	$0.43	369,474
Equity compensation plans not approved by security holders	NA	NA	NA
Total	1,572,410	$0.43	369,474

Forfeited options become available for future issuance under the Company’s equity compensation plans.

Issuer Purchases of Equity Securities

During 2010, we had a share repurchase program that authorized us to purchase shares of common stock up to $500,000 in order to increase shareholder value and manage dilution resulting from shares issued under equity compensation plans. The average price per share includes transaction costs.

During 2011, we have not repurchased or acquired any shares of our common stock.  The following table sets forth information regarding our repurchases or acquisitions of common stock during 2010:

Repurchase Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans
Q1 2010	101,000	$0.72	101,000
Q2 2010	2,360	$0.70	2,360
Q3 2010	142,540	$0.72	142,540
Q4 2010	448,108	$0.68	448,108
Total	694,008	$0.70	694,008

During 2009, we repurchased 159,385 shares of our common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our Company was formed in 1994 as a Delaware corporation to consummate the acquisition of charitable bingo halls and other legal gaming operations, and completed an initial public offering in December of 1994. We operate primarily through wholly owned subsidiaries in Texas, Alabama, South Carolina and Florida. We intend to grow our business through acquisitions and the selective start up of charitable bingo halls in markets in which we currently operate and other attractive markets.

The statements in this prospectus relating to matters that are not historical facts, including, but not limited to statements found in this “Management Discussion and Analysis of Financial Condition and Results of Operations”, are forward-looking statements that involve a number of risks and uncertainties.  Factors that could cause actual future results to differ materially from those expressed in such forward-looking statements include, but are not limited to the impact of government regulation and taxation, customer attendance, spending, competition, general economic conditions, and other risks and uncertainties as discussed in this prospectus.

The discussion of results for the first six months of 2011 and for fiscal years 2010 and 2009 in this prospectus focuses on the Company’s results of continuing operations which is comprised of the Company’s Entertainment business’ charitable bingo operations in four states: Texas, South Carolina, Alabama and Florida.

In April 2009, the Company disposed of Premiere Tents & Events (PTE) event rental business thereby strategically aligning its focus on its Entertainment business. The disposition of PTE was the final transaction in the disposition of the Company’s Hospitality segment which had included units engaged in catering and party rentals.  The disposition of the PTE business unit’s assets resulted in a gain of approximately $404,000.

Results of Operations

For the Three Months and Six Months Ended June 30, 2011, Compared with the Three Months and  Six Months Ended June 30, 1010

During the second quarter of 2011, the Company achieved the third highest level of second quarter bingo revenue at approximately $2,200,000. Revenue declined 5% from last year. Income (loss) from continuing operations was a loss of approximately $338,000 versus a loss of approximately $201,000 last year. Excluding the notable items discussed more fully under Income (Loss) from Continuing Operations below, a net loss from continuing operations was approximately $57,000 versus net income of approximately $156,000 in the prior year period.

Three Months Ended June 30, 2011 and 2010

Revenues

The following table sets forth the Company’s revenues from continuing operations for the quarters ended June 30, 2011 and 2010:

	Q2 2011	Q2 2010	Change	% Change
Total Revenues	$2,197,000	$2,301,000	$(104,000)	(5%)
Entertainment	2,176,000	2,282,000	(106,000)	(5%)
Texas	1,212,000	1,235,000	(23,000)	(2%)
South Carolina	619,000	751,000	(132,000)	(18%)
Alabama / Florida	345,000	296,000	49,000	17%
Other	$21,000	$19,000	$2,000	NM

During the second quarter of 2011, total revenues for the Company declined 5% from 2010’s level. The second quarter is typically seasonally a weaker quarter due to weakness during the summer months. The slight decline in Entertainment revenue largely reflects stable revenues at halls in Texas, Alabama, Florida and South Carolina offset by increased competition in two of our regional markets. Other revenue reflects ancillary revenue not included in Entertainment.

Entertainment revenues by state were as follows:

	Q2 2011	Q2 2010	% Change
Texas	56%	54%	2%
South Carolina	28%	33%	(5%)
Alabama / Florida	16%	13%	3%

Gross profit and Costs and Expenses

The table below summarizes the Company’s gross profit from continuing operations for the quarters ended June 30, 2011 and 2010. Gross profit percent (gross profit as a percent of sales) was 24% versus 30% in Q2 2010.

	Q2 2011	Q2 2010	Change	% Change
Total Gross Profit	$535,000	$691,000	$(156,000)	(23%)
Entertainment	514,000	672,000	(158,000)	(24%)
Other	$21,000	$19,000	$2,000	NM

Overall, total costs and expenses increased 3% from the comparable prior year quarter primarily as a result of higher costs such as rent expense associated with operating more halls.

Direct salaries and other compensation decreased by approximately $30,000 or 14% from the prior year as a result of lower staff levels.

Rent and utilities in the second quarter 2011 rose approximately $68,000 or 10% from 2010, largely due to the addition of new halls. In 2011 and 2010, we did not recognize lease costs on a straight-line basis as provided in FASB ASC 840, Leases (FASB ASC 840).  Instead, lease costs were recognized based on payments made or accrued during each month.  If the Company had recognized lease expense on a straight-line basis in 2011 and 2010, total lease costs would not have materially changed the Company’s financial results. In general, the Company enters into long term leases underlying its operations. At the same time, the Company generally enters into agreements which are renewed annually with its customers. This permits the Company to adjust its customer agreements in response to general price increases and limits the effect of lease escalation clauses.  Generally, the Company’s leases require payments of rent and a pro-rata share of real estate maintenance, taxes and insurance.

Other direct operating costs in the second quarter 2011 declined approximately $15,000 or 3% from the prior year, an insignificant change.

Depreciation and amortization expense totaled approximately $257,000 ($237,000 Cost of Services plus $20,000 G&A) in 2011 versus $217,000 in the prior year with the increase mainly attributable to hall renovations.

We measure corporate overhead as general and administrative expenses, excluding related depreciation expense, the noted legal fees and stock-based compensation. Corporate overhead totaled approximately $624,000 in Q2 2011, compared to approximately $585,000 in 2010; the $39,000 increase mainly reflected investor relations activities. We measure corporate overhead because it provides management with a tool to assess performance consistently over different financial periods. The following table reconciles general and administrative expenses under GAAP to our corporate overhead measure.

Corporate overhead	Q2 2011	Q2 2010
General and administrative expenses (GAAP basis)	$821,413	$825,697
Stock-based compensation	(40,217)	(26,855)
Noted legal expenses	(136,803)	(194,714)
Depreciation and amortization	(20,130)	(19,538)
	(197,150)	(241,107)
Corporate overhead (non-GAAP basis)	$624,263	$584,590

Other income and expense was an expense of approximately $33,000 for 2011, compared to approximately $40,000 in 2010.

Our income tax expense for 2011 was approximately $18,000 compared to $27,000 in 2010, all of which is related to the expected effective tax rate for state income taxes.  As of December 31, 2010, the Company had a net operating loss available for carryover on its federal income taxes of approximately $13,200,000.

Income from continuing operations

The Company incurred a loss from continuing operations of approximately $338,000 during the second quarter of 2011; a loss of ($0.02) per basic share and ($0.02) per fully diluted share.  During the second quarter of 2010, the Company’s loss from continuing operations was approximately $201,000; ($0.01) loss per basic share and a loss of ($0.01) per fully diluted share. The weighted average number of basic common shares outstanding totaled 17,324,439 in 2011 compared to 17,880,653 in 2010.  The decrease in shares outstanding resulted from last year’s share buy-back program.

The Q2 2011 results include approximately $281,000 of notable items:

•	$104,000 of expense associated with the start-up of new halls and re-openings at halls in Texas,
•	$137,000 of legal expense for South Carolina, Texas and its Furtney litigation and
•	$40,000 for non-cash stock-based compensation.

The Q2 2010 results include approximately $357,000 of notable items:  $133,000 of expense associated with the start-up of new halls and re-openings at halls in Texas, $195,000 of legal expense for South Carolina, Florida, Texas and its Furtney litigation. $27,000 for non-cash stock-based compensation and other asset disposals of $2,000. The Company continues to reduce the negative impact of the Texas start-up operations. Its legal fees are expected to be more manageable upon the conclusion of the Furtney case and other litigation.

Adjusted for the noted items above, the adjusted loss from continuing operations during the second quarter of 2011 was approximately $57,000 and basic loss per share of $0.00 per share versus adjusted income of approximately $156,000 and basic earnings per share of $0.01 last year. Our management uses adjusted income (loss) from continuing operations to measure performance consistently over different financial periods. The following table reconciles operating income (loss) from continuing operations under GAAP to our adjusted income (loss) from continuing operations measure.

Income (loss) from continuing operations	Q2 2011	Q2 2010
Income (loss) (GAAP basis)	$(338,418)	$(201,066)
Hall start-up activities	104,379	133,059
Stock-based compensation	40,217	26,855
Noted legal expenses	136,803	194,714
Other	---	2,289
	281,399	356,917
Income (loss) excluding noted items (non-GAAP basis)	$(57,019)	$155,851

Six Months Ended June 30, 2011 and  2010

During the six months ended June 30, 2011, the Company posted approximately $5,049,000 of revenue from continuing operations; a 6% decrease from the comparable prior year period. The Company’s income from continuing operations was approximately $72,000 versus approximately $419,000 last year. Excluding the notable items discussed more fully under Income (Loss) from Continuing Operations below, income from continuing operations was approximately $597,000 versus income of approximately $1,145,000 in the prior year period.

Revenues

The following table sets forth the Company’s revenues from continuing operations in the six months ended June 30, 2011 and 2010:

	2011	2010	Change		% Change
Total Revenues	$5,049,000	$5,347,000	$	(298,000)	(6%)
Entertainment	5,005,000	5,309,000		(304,000)	(6%)
Texas	2,413,000	2,508,000		(95,000)	(4%)
South Carolina	1,788,000	2,049,000		(261,000)	(13%)
Alabama / Florida	804,000	752,000		52,000	7%
Other	$44,000	$38,000		$6,000	NM

During the first six months of 2011, the 6% decline in Entertainment revenue reflects increased competition in two of our regional markets.  Other revenue includes other ancillary services and miscellaneous revenue not reported as Entertainment revenue.

Entertainment revenues by state were as follows:

	2011	2010	% Change
Texas	48%	47%	1%
South Carolina	36%	39%	(3%)
Alabama / Florida	16%	14%	2%

Gross profit and Costs and Expenses

The table below summarizes the Company’s gross profit from continuing operations for the six months ended June 30, 2011 and 2010. Gross profit percent (gross profit as a percent of sales) decreased to 34% from 42% in 2010.

	2011	2010	Change	% Change
Total Gross Profit	$1,742,000	$2,221,000	$(479,000)	(22%)
Entertainment	1,698,000	2,183,000	(485,000)	(22%)
Other	$44,000	$38,000	$6,000	NM

Overall, total costs and expenses increased approximately $180,000 or 6% from the comparable six-month prior year period mainly as a result of operating more halls and hall renovations.

Direct salaries and other compensation were down approximately $46,000 or 11% from reduced staff levels.

Rent and utilities in 2011 increased approximately $113,000 or 8% from 2010, largely due operating more properties. We do not recognize lease costs on a straight-line basis as provided in FASB ASC 840, Leases (FASB ASC 840). Instead, lease costs were recognized based on payments made or accrued during each month.  If the Company had recognized lease expense on a straight-line basis in 2011 and 2010, total lease costs would not have materially changed the Company’s financial results. In general, the Company enters into long term leases underlying its operations. At the same time, the Company generally enters into agreements which are renewed annually with its customers. This permits the Company to adjust its customer agreements in response to general price increases and limits the effect of lease escalation clauses.  Generally, the Company’s leases require payments of rent and a pro-rata share of real estate maintenance, taxes and insurance.

Other direct operating costs in 2011 increased approximately $49,000 or 6% from the prior year, mainly resulting from higher costs of promotions and development expenses associated with new halls and other marketing initiatives.

Depreciation and amortization expense totaled approximately $501,000 ($461,000 Cost of Services plus $40,000 G&A) in 2011 versus $423,000 in the prior year. The increase in depreciation mainly relates to capital spending incurred for bingo hall renovations, including leasehold improvements and acquired assets.

We measure corporate overhead as general and administrative expenses, excluding related depreciation expense, the noted legal fees and stock-based compensation. Corporate overhead totaled approximately $1,242,000 in 2011, compared to approximately $1,125,000 in 2010, a $117,000 increase. The increase mainly related to additional acquisition related staffing and investor relations programs. We measure corporate overhead because it provides management with a tool to assess performance consistently over different financial periods. The following table reconciles general and administrative expenses under GAAP to our corporate overhead measure.

Corporate overhead	2011	2010
General and administrative expenses (GAAP basis)	$1,566,432	$1,534,617
Stock-based compensation	(65,534)	(52,031)
Noted legal expenses	(218,925)	(319,732)
Depreciation and amortization	(39,907)	(37,975)
Corporate overhead (non-GAAP basis)	$1,242,066	$1,124,879

Other income and expense was an expense of approximately $65,000 for 2011, compared to approximately $91,000 in 2010; reflecting lower interest expense from debt refinancings in 2010.

Our income tax expense for 2011 was approximately $38,000 compared to $54,000 in 2010, all of which is related to the expected effective tax rate for state income taxes.  As of December 31, 2010, the Company had a net operating loss available for carryover on its federal income taxes of approximately $13,200,000.

Income from continuing operations

During the first six months of 2011, income from continuing operations was approximately $72,000; $0.00 per basic share and $0.00 per fully diluted share. During the first six months of 2010, the Company’s income from continuing operations was approximately $419,000; $0.02 per basic share and $0.02 per fully diluted share.  The weighted average number of basic Common Stock shares outstanding totaled 17,324,439 in 2011 compared to 17,898,854 in 2010.  The decrease in shares outstanding resulted from last year’s share buy-back program.

The Q2 2011 YTD results include approximately $525,000 of notable items:

•	$239,000 of expense associated with the start-up of new halls and re-openings at halls in Texas,
•	$219,000 of legal expense for South Carolina, Florida, Texas and its Furtney litigation,
•	$66,000 for non-cash stock-based compensation and $1,000 other expense.

The Q2 2010 YTD results include approximately $726,000 of notable items:  $217,000 of expense associated with the start-up of new halls and re-openings at halls in Texas, $320,000 of legal expense for South Carolina, Florida, Texas and its Furtney litigation, $122,000 related to an arbitration judgment, $15,000 other asset disposals and $52,000 for non-cash stock-based compensation.

Adjusted for the noted items above, the adjusted income from continuing operations during the first six months of 2011 was approximately $597,000 and basic earnings per share were $0.03 per share in 2011 versus an adjusted income of approximately $1,145,000 and basic earnings per share were $0.06 per share last year. Our management uses adjusted income (loss) from continuing operations to measure performance consistently over different financial periods. The following table reconciles operating income (loss) from continuing operations under GAAP to our adjusted income (loss) from continuing operations measure.

Income (loss) from continuing operations	2011	2010
Operating income (loss) (GAAP basis)	$72,268	$419,136
Hall start-up activities	239,012	216,922
Stock-based compensation	65,534	52,031
Noted legal expenses	218,925	319,732
Arbitration judgment	---	122,449
Asset disposals	1,549	15,190
Income (loss) excluding noted items (non-GAAP basis)	$597,288	$1,145,460

For the Fiscal Year Ended December 31, 2010, Compared with the Fiscal Year Ended December 31, 2009

During 2010, the Company achieved a record level of revenue from continuing operations which increased to approximately $9,635,000, and the Company posted a consolidated net loss from continuing operations of approximately $193,000 versus a loss from continuing operations of approximately $57,000 in the prior year. Excluding the notable items discussed more fully under Income (Loss) from Continuing Operations below, income from continuing operations was approximately $1,173,000, down approximately $350,000 from the prior year period.

During 2009, the Company reached a record level of revenue from continuing operations which increased 12% over the comparable prior year period and the Company posted consolidated net income of approximately $236,000. The Company reduced its loss from continuing operations from the prior year by approximately $4.3 million to a loss of approximately $57,000. Excluding the notable items discussed more fully under Income (Loss) from Continuing Operations below, income from continuing operations was approximately $1,523,000, up approximately $868,000 over the prior year period.

Revenues

The following table sets forth the Company’s revenues from continuing operations for the twelve months ended December 31, 2010 and 2009:

	2010	2009	Change	% Change
Total Revenues	$9,635,000	$9,609,000	$26,000	0%
Entertainment	9,558,000	9,531,000	27,000	0%
Texas	4,643,000	5,092,000	(449,000)	(9%)
South Carolina	3,450,000	2,990,000	460,000	15%
Alabama / Florida	1,465,000	1,449,000	16,000	1%
Other	$77,000	$78,000	$(1,000)	NM

During 2010, revenues from continuing operations increased approximately $26,000 from 2009. Entertainment revenue increased approximately $27,000 with the contribution of revenue from two new halls acquired since the beginning of last year in South Carolina offsetting weakness at certain halls in Texas. Other revenue includes other ancillary services and miscellaneous revenue not reported as Entertainment revenue.

Entertainment revenues by state were as follows:

	2010	2009	Change
Texas	49%	54%	(5%)
South Carolina	36%	31%	5%
Alabama / Florida	15%	15%	0%

Gross Profit and Costs and Expenses

The table below summarizes the Company’s gross profit from continuing operations for the twelve months ended December 31, 2010 and 2009. Gross profit percent (gross profit as a percent of sales) increased to 34% from 30% in 2009.

	2010	2009	Change	% Change
Total Gross Profit	$3,252,000	$2,902,000	$350,000	12%
Entertainment	3,175,000	2,824,000	351,000	12%
Other	$77,000	$78,000	$(1,000)	NM

Overall, total costs and expenses decreased 5% from the comparable twelve-month prior year period mainly as a result of lower costs associated with the start-up of new halls and certain hall closures ($578,000); these were partially offset by higher rent and utility costs related to newly acquired bingo halls ($30,000), depreciation and amortization expense ($68,000) and salaries ($51,000).

Direct salaries and other compensation remained relatively stable from the prior year except for the addition of additional staff to manage the increased size of our portfolio of halls.

Rent and utilities in 2010 decreased approximately $379,000 or 12% from 2009, largely due to the closure of certain Texas halls. In 2010 and 2009, we did not recognize lease costs on a straight-line basis as provided in FASB ASC 840, Leases (FASB ASC 840). Instead, lease costs were recognized based on payments made or accrued during each month.  If the Company had recognized lease expense on a straight-line basis in 2010 and 2009, total lease costs would not have materially changed the Company’s financial results. In general, the Company enters into long term leases underlying its operations. At the same time, the Company generally enters into agreements which are renewed annually with its customers. This permits the Company to adjust its customer agreements in response to general price increases and limits the effect of lease escalation clauses.  Generally, the Company’s leases require payments of rent and a pro-rata share of real estate maintenance, taxes and insurance.

Other direct operating costs in 2010 declined approximately $74,000 or 4% from the prior year, mainly resulting from lower costs such as advertising, promotions and development expenses associated with the closure of certain halls in Texas during 2009.

Depreciation and amortization expense totaled approximately $868,000 ($789,000 Cost of Services plus $79,000 G&A) in 2010 versus $818,000 in the prior year. The increase in depreciation is mainly attributed to hall renovations last year.

We measure corporate overhead as general and administrative expenses, excluding related depreciation expense, the noted other and legal expenses and stock-based compensation. Corporate overhead totaled approximately $2,267,000 in 2010, compared to approximately $2,085,000 in 2009, the increase of approximately $182,000 mainly reflects acquisition related activity including the addition of staff and expenses to support our acquisition growth strategy. We measure corporate overhead because it provides management with a tool to assess performance consistently over different financial periods.

The following table reconciles general and administrative expenses under GAAP to our corporate overhead measure.

Corporate overhead	2010	2009
General and administrative expenses (GAAP basis)	$3,075,003	$2,796,599
Stock-based compensation	(103,078)	(202,504)
Noted legal expenses	(625,081)	(401,619)
Depreciation and amortization	(79,675)	(97,644)
Acquisition and divestiture consideration	---	(10,000)
Corporate overhead (non-GAAP basis)	$2,267,169	$2,084,832

Other income and expense was an expense of approximately $172,000 for 2010, compared to approximately $179,000 in 2009. The difference mainly stems from lower debt levels and lower interest rates.

Our income tax expense for 2010 was approximately $75,000 compared to $106,000 in 2009, all of which is related to the expected effective tax rate for state income taxes. As of December 31, 2010, the Company had a net operating loss available for carryover on its federal income taxes of approximately $13,200,000.

Income (Loss) from Continuing Operations

During 2010, income (loss) from continuing operations was a loss of approximately $193,000; a loss of ($0.01) per basic share and a loss of ($0.01) per fully diluted share. During 2009, income (loss) from continuing operations was a loss of approximately $57,000; a loss of ($0.00) per basic share and a loss of ($0.00) per fully diluted share. The weighted average number of basic common shares outstanding totaled 17,815,114 in 2010, compared to 17,583,785 in 2009.  The increase in shares outstanding mainly represents shares issued as stock-based compensation.

Full year 2010 income (loss) from continuing operations include approximately $1,367,000 of notable items:

• $625,000 of legal expense for South Carolina, Texas and its Furtney litigation,
• $502,000 of expense associated with the start-up of halls in Texas,
• $122,000 arbitration judgment,
• $103,000 for non-cash stock-based compensation and
• $15,000 for other asset disposals.

The Company continues to reduce the negative impact of the Texas start-up operations. Its legal fees should be more manageable with settlement of the case in Texas reported in the first quarter of 2011.  The Company expects the Furtney litigation to conclude in 2011.

Full year 2009 income (loss) from continuing operations includes approximately $1,579,000 of notable items:  $1,079,000 of expense associated with the start-up of halls in Texas, $402,000 of legal expense for South Carolina, Florida, Texas and its Furtney litigation, $8,000 other asset disposals, $10,000 acquisition consideration and $202,000 for non-cash stock-based compensation which were partially offset by a $122,000 reduction of estimated prior year reserve for incentive compensation.

Adjusted for the noted items above, the adjusted income from continuing operations during 2010 was approximately $1,173,000 and basic earnings per share were $0.07 per share, versus an adjusted income from continuing operations of approximately $1,523,000 and basic earnings per share of $0.09 last year. Our management uses adjusted income (loss) from continuing operations to measure performance consistently over different financial periods.

The following table reconciles operating income (loss) from continuing operations under GAAP to our adjusted income (loss) from continuing operations measure.

Income (loss) from continuing operations	2010	2009
Income (loss) (GAAP basis)	$(193,306)	$(56,731)
Hall start-up activities	500,810	1,079,256
Stock-based compensation	103,078	202,504
Noted legal expenses	625,081	401,619
Arbitration judgment	122,449	---
Reduction of prior year reserve for incentive compensation	---	(122,000)
Acquisition and divestiture consideration	---	10,000
Asset disposals	15,190	8,157
Income (loss) excluding noted items (non-GAAP basis)	$1,173,302	$1,522,805

Net Income (Loss)

During 2010, we incurred a net loss of approximately $209,000; a loss of ($0.01) per basic share and a loss of ($0.01) per fully diluted share. Net income for 2009, including income from discontinued operations of $292,000 was approximately $236,000; $0.01 per basic share and $0.01 per fully diluted share.  The weighted average number of basic Common Stock shares outstanding totaled 17,815,114 in 2010 compared to 17,583,785 in 2009.  The increase in shares outstanding mainly represents shares issued as stock-based compensation.

Liquidity and Capital Resources

Six Months Ended June 30, 2011

Cash and cash equivalents at June 30, 2011, totaled approximately $2,363,000 and represented 13% of total assets of approximately $18,615,000.  Current assets totaled approximately $3,255,000 with Current liabilities of $1,985,000. Working capital was approximately $1,270,000 with a current ratio of 1.6 to 1 compared to approximately 2.1 to 1 at December 31,2010.

Cash provided by operating activities for the six months ended June 30, 2011 totaled approximately $427,000 compared to cash provided of $585,000 during 2010. Cash flows from operating activities in 2011 were increased by net income of approximately $72,000 and provided by non-cash depreciation expense of approximately $501,000, stock based compensation of approximately $66,000 and partially offset by other net changes in asset and liability accounts of $212,000.

Net cash used in investing activities in 2011 totaled approximately $948,000 of which $1,001,000 related to bingo hall renovations and acquisition and settlement activities; partially offset by note receivable payments of approximately $53,000 on notes receivable. This compared to cash used in investing activities last year of a net $479,000 of which $532,000 represented capital expenditures mainly for bingo hall renovations, leasehold improvements and acquisitions partially offset by the collection of approximately $53,000 on notes receivable.

Cash used in financing activities in 2011 totaled approximately $32,000, compared to cash used in financing activities in 2010 of approximately $360,000.  In 2011, approximately $242,000 of cash was used for the payment of notes payable and was partially offset by approximately $210,000 provided by proceeds from a note payable.   In 2010, approximately $286,000 of cash was used for the payment of notes payable and $74,000 to repurchase stock.

At June 30, 2011, we had approximately $18,615,000 in total assets with total liabilities of approximately $5,255,000 and approximately $13,360,000 of shareholders’ equity.  Total assets include approximately $2,363,000 in cash, $461,000 of net accounts receivable, other current assets of $355,000, $7,417,000 of net property and equipment, $7,390,000 of intangible assets, $291,000 note related to the sale of PTE and $338,000 of other assets.  Total liabilities primarily consist of accounts payable of approximately $149,000, notes payable obligations of approximately $4,060,000 and accrued and related-party liabilities of $923,000 and $123,000 respectively.

In 2011, we plan to continue to use our cash generated from operations to make leasehold improvements and renovations in our bingo operations.  We also plan to use advantageous combinations of bank financing, seller financing, treasury stock, and cash on hand to acquire new bingo halls when favorable terms can be obtained.

Fiscal Year Ended December 31, 2010

Cash and cash equivalents at December 31, 2010, totaled approximately $2,915,000 and represented 16% of total assets of approximately $17,966,000.  Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less at the date of acquisition or which are readily convertible to cash without penalty. Current assets totaled approximately $3,733,000 at December 31, 2010. Current liabilities totaled $1,742,000. Working capital was approximately $1,991,000 with a current ratio of 2.1 to 1 compared to approximately 2.7 to 1 at December 31, 2009.  During 2010, the Company refinanced an approximate $1.8 million note payable with its primary bank; the refinanced note expires in ten years. Additionally, the Company secured $750,000 of draw notes which, at the end of 2010, have $210,000 of remaining availability.

The Company has payments on notes payables coming due in the next twenty four months amounting to $563,105 in 2011 and $1,080,871 in 2012, which the Company plans to refinance.

Debt/Lease Schedule	12 months 2011	24 Months 2012	36 Months 2013	48 Months 2014	60 Months 2015	Thereafter	Totals
Notes Payable	$563,105	$1,080,871	$228,921	164,936	107,220	1,309,497	$3,454,550
Operating Leases	$2,147,599	$1,714,369	$1,366,683	$908,177	$707,170	$732,699	$7,576,697
Total Obligations	$2,710,704	$2,795,240	$1,595,604	$1,073,113	$814,390	$2,042,196	$11,031,247

Cash provided by operating activities during 2010 totaled approximately $717,000 compared to cash provided of $695,000 during 2009. Cash flows from operating activities in 2010 were decreased by a net loss of approximately $209,000 and provided by non-cash depreciation expense of approximately $868,000, stock based compensation of approximately $103,000 and loss on disposal of approximately $44,000 partially offset by other net changes in asset and liability accounts of $89,000. Cash provided by operating activities during 2009 totaled approximately $695,000 compared to cash used of $997,000 during 2008. Cash flows from operating activities in 2009 were increased by net income of approximately $236,000 and provided by non-cash depreciation expense of approximately $871,000, stock based compensation of approximately $203,000 and partially offset by a gain on asset sale of $395,000 from the sale of the event rental business and other net changes in asset and liability accounts of $220,000.

Net cash used in investing activities totaled approximately $1,102,000 for 2010, compared to net cash used in investing activities of approximately $241,000 for 2009. For 2010, net cash used in investing activities totaled approximately $1,207,000 for net capital expenditures mainly for bingo hall renovations, leasehold improvements and the acquisition of  halls in South Carolina; these were partially offset by an approximately $105,000 reduction in notes receivable associated with the sale of the event rental business unit. In 2009, cash used in investing activities totaled approximately $604,000 for net capital expenditures mainly for bingo hall renovations, leasehold improvements and the acquisition of a hall in South Carolina.  These expenditures were partially offset by $300,000 in proceeds and an approximately $63,000 reduction in notes receivable, both associated with the sale of the event rental business unit.

Cash used in financing activities during 2010 totaled approximately $434,000, compared to net cash used in financing activities in 2009 of approximately $1,145,000. During 2010, approximately $491,000 was used for the payment of notes payable and legal settlement obligations and $483,000 was used to repurchase common stock; these were partially offset by proceeds from notes payable of $540,000. In 2009, approximately $500,000 was used in the final payoff of a note related to the purchase of six halls in South Carolina in 2008 to realize a $300,000 reduction in purchase price, approximately $530,000 was used for the payment of notes payable and legal settlement obligations and $115,000 was used to repurchase common stock.

At December 31, 2010, we had approximately $17,966,000 in total assets with total liabilities of approximately $4,744,000 and approximately $13,222,000 of shareholders’ equity.  Total assets include approximately $2,915,000 in cash, $525,000 of net accounts receivable, other current assets of $293,000, $7,260,000 of net property and equipment, $6,414,000 of intangible assets, $268,000 for a note related to the sale of the event rental business and $291,000 of other assets.  Total liabilities primarily consist of accounts payable of approximately $305,000 and notes payable obligations of approximately $3,456,000 and accrued and related-party liabilities of $873,000 and $110,000 respectively.

In 2011, we plan to continue to use our cash generated from operations to make leasehold improvements and renovations in our bingo operations.  We also plan to use advantageous combinations of bank financing, seller financing, stock, and cash on hand to acquire or develop new bingo halls when favorable terms can be obtained.

Financial Risk Management

Off-Balance Sheet Arrangements

We have no off-balance sheet debt.

Market Risk

In the normal course of business, we employ established procedures to manage our exposure to changes in the market value of our investments.  There were no significant investments in marketable securities at June 30, 2011 or 2010, or at December 31, 2010 or 2009. The Company holds its funds in cash and certificates of deposit generally insured by the FDIC with uninsured amounts setting off loans payable.  Generally, the Company minimizes exposure to interest rate fluctuations on its long-term debt arrangements by entering into fixed rate notes payable or establishing interest rate collars within which a variable interest rate on long-term debt may fluctuate. As a result of these terms the market risk associated with interest rate fluctuations on long-term debt is not material.

BUSINESS

Littlefield Corporation is a holding company incorporated in Delaware in 1994. Its businesses develop, own and operate charitable bingo halls with solely domestic U.S. operations in Texas, Alabama, Florida and South Carolina; collectively these are referred to as “Littlefield Entertainment”. As of January 2011, the Company operated 39 charitable bingo halls.

Events in 2010

In 2010, we continued to execute our growth strategy and expand our margins despite a slow economy. The Company surpassed its prior annual record level of bingo revenue from continuing operations reaching approximately $9.64 million in revenue while expanding its gross margin by 12% to approximately $3.25 million or 34% of revenue from 30% in the prior year.

Growth and Expansion

We completed two acquisitions of bingo halls in January and December 2010 and also assumed direct promotional management of an additional bingo hall for a former real estate tenant in December.

During 2010, certain Texas start-up halls had a measurable unfavorable impact on earnings of $0.5 million. In January 2011, we reached a settlement affecting one of these halls. This settlement will impact the Company by reducing ongoing legal expenses, improving returns and leaves us with a stronger position in the local nighttime bingo market.

Legal matters

The Company’s 2010 results include approximately $625,000 of legal expense for South Carolina, Texas and its Furtney litigation to resolve certain legal matters and respond to certain regulatory changes both enacted and potential in South Carolina and Texas. As noted above we resolved a case in Texas. These expenses should be more manageable as we wind-down these matters.

Additionally, the Company recorded a charge of approximately $122,000 in its first quarter 2010 results to reflect an arbitration judgment.

The legal matters are discussed more thoroughly in Note 14 of the Company’s Consolidated Financial Statements for the Years Ended December 31, 2010  and 2009 and Note 11 of the Company’s unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2011  and 2010.

Net income

The Company posted a net loss from continuing operations of approximately $193,000 or a net loss of $0.01 per share compared to a net loss of approximately $57,000 or a net loss of $0.00 per share in the prior year.

Principal Business and Markets

Littlefield Entertainment

Our business is the management of charitable bingo halls.  We might be called a “commercial lessor”, “charitable bingo lessor”, “bingo conductor” or “bingo promoter” depending upon the jurisdiction in which we are operating.

“Littlefield Entertainment” owns and operates 39 charitable bingo halls.  Of these 39 bingo halls, fifteen (15) are in Texas (Austin-1, Abilene-1, Amarillo-3, McAllen-3, Lubbock-2, Odessa-1, Midland-1, San Angelo-2 and San Antonio-1), three (3) are in Alabama (Montgomery-2 and Mobile-1),  twenty (20) are in South Carolina (Charleston-5, Georgetown-1, Goose Creek-2, Walterboro-1, Conway-1, Warrenville-1, Greer-4, Sumter-1, Columbia metro-4) and one (1) is in Florida.

A new charity bingo hall is created when we contract with a real estate landlord, through a long-term real estate lease, to rent premises suitable for a bingo hall.  We engage in market, demographic and location research in order to ensure the suitability of a specific site for the development of a new bingo hall.  We then develop the physical plant for a bingo hall based upon our expertise; and, attract the requisite number of charities for the use of the premises and the services provided to support the charities’ conduct of bingo operations.

When we invest in a new start up bingo hall, we anticipate recovering our entire investment (usually $200,000 to $500,000) within one to two years after the attainment of a stable and predictable operating environment (typically 6-12 months after the initiation of operations with a full contingent of charities).

In addition to starting up new charitable bingo halls, we may acquire other operations that also engage in the management of charitable bingo halls.  We anticipate an immediate going in return of 25-35% on our entire investment and the ability to sustain that level of performance for a ten (10) year period, absent only regulatory or environmental changes beyond our ability to predict or control.

Since 2008, the Company has invested approximately $2.7 million in the acquisition of bingo halls. These acquisitions included a net addition of nine halls. Subsequent to purchasing these halls, the Company has made certain capital expenditures and leasehold improvements to improve the operating environment and has applied its expertise to the extent allowed by the respective regulations in the jurisdiction of each hall. The average rate of return of these nine acquired halls collectively has been approximately 36%.

In 2010, our charitable bingo halls raised approximately $3,165,000 in charitable funding for those charities that operate in our bingo halls.  We helped raise $595,000 for charities in South Carolina, $420,000 for charities in Alabama, $80,000 in Florida and $2,070,000 for charities in Texas.  Since 2001, our Company has helped raise over $34 million for charity.

Competition

The charitable bingo market is a fragmented market, often with operators who are individuals or partnerships, with no one dominant competitor.  Competition also includes charitable organizations.  From region to region there may be a dominant player in their immediate markets, but we are the only publicly traded bingo promoter with more than just a regional presence.

Our unit of competition is an individual bingo hall.  Competition is further subdivided by the time of day or night that a bingo hall operates.  A bingo hall could generally be a daytime hall, a nighttime hall or a late night hall.  In certain jurisdictions, we would like to operate at all three times.  An individual bingo hall competes within a trade area of approximately fifteen (15) miles against other bingo halls operating at the same time.  Within a larger market (e.g. Charleston, South Carolina) the presence of a number of bingo halls may not give rise to significant competition.  In general, we believe that approximately one to one and a half percent (1-1.5%) of the population in a city of more than 100,000 are meaningful and consistent bingo players.

The principal methods of competition used, once an ideal location is obtained, include providing clean, safe and attractive facilities, creating customer loyalty through various marketing efforts, and other promotional programs to stimulate interest in not only playing the game of bingo, but in frequenting our bingo locations specifically.  Our combined industry knowledge also gives us a competitive advantage when negotiating with the various charities to use our facilities for their operations.  Direct advertising is not permitted under the local bingo regulations by the promoter’s organizations in some jurisdictions and is permitted in others.

Regulation

In 2010, we operated in Texas, Alabama, Florida and South Carolina, and each state regulates charitable bingo as authorized by its statutes.

In Texas, the Texas Lottery Commission regulates bingo and its rules are uniform throughout the State.  In general, a bingo hall can contain up to seven (7) charities and can operate seven (7) days per week and conduct as many as fourteen (14) bingo sessions per week.

In South Carolina, the South Carolina Department of Revenue is the principal regulator for bingo.  Its rules are uniform throughout the State.  In general, a bingo hall can contain a single charity and can only operate five (5) sessions per week with a Class B license or every day with a Class C license.  In general, a Class C hall is permitted to play more often, but is required to pay out less money than a Class B hall.

In Alabama, bingo can only be played in counties that have a “local bill” authorizing bingo that has been passed by the state legislature.  The local county sheriff is the principal regulator of bingo and regulations vary from county to county.  In general, a bingo hall can contain up to ten (10) charities and can operate seven (7) days per week and conduct up to twenty-one (21) bingo sessions per week.

In Florida, charitable bingo is authorized by the Florida Statutes. The local state attorney or county sheriff is the principal regulator of bingo.

Employees

As of December 31, 2010, we had approximately twenty-four (24) employees and six (6) directors, of which one is a full time employee.  Of the current employment level, twelve (12) are with Littlefield Entertainment and twelve (12) are at corporate headquarters in Austin, Texas. Littlefield Entertainment consists of eight (8) full time employees and four (4) part time employees.

PROPERTIES

Our principal executive offices, which we own, are located at 2501 North Lamar Boulevard, Austin, Texas 78705. We lease space for the majority of our bingo operations in Texas, Alabama, South Carolina and Florida and in turn sublease the bingo centers to various charities.  Some of our leases require real estate taxes, insurance, common area maintenance and repair expenses to be paid in addition to rent.  We own four bingo centers.  We believe the condition of our leased and owned properties is good.  No single property, leased or owned, amounts to 10% or more of  total assets.  All of our locations are currently operating.

State	City	Location Purpose	Location Name
Alabama	Mobile	Bingo Hall	Bingo Haven
	Montgomery	Bingo Hall	Winners
	Montgomery	Bingo Hall	Good Times
South Carolina	Charleston	(2) Bingo Halls (B&C)	Beacon
	Charleston	(2) Bingo Halls (B&C)	Lucky, Goldstrike
	Charleston	(1) Bingo Halls (C)	Evanston
	Columbia metro	(4) Bingo Halls	Mr. Bingo, Westside, St. Andrews
	Sumter	(1) Bingo Hall (C)	Main Spot
	Georgetown	Bingo Hall	By George! Bingo
	Greer / Greenville	(4) Bingo Halls	Mr. Bingo, Greer, Piedmont, Surfside
	Walterboro	Bingo Hall	Coveralls Bingo
	Conway	Bingo Hall	Mill Pond Bingo
	Warrenville	Bingo Hall	Mr. Bingo Va;;eu
	Goose Creek	(2) Bingo Halls	Galley Hall, B&L
Texas	Abilene	Bingo Hall	Ambler Bingo
	Amarillo	Bingo Hall	High Plains Bingo
	Amarillo	Bingo Hall	Goldstar Bingo
	Amarillo	Bingo Hall	Grandview
	Austin	Corporate Headquarters	Corporate Hdqtrs
	Austin	Bingo Hall	American
	Lubbock	Bingo Hall	Lucky Bingo
	Lubbock	Bingo Hall	Parkway Bingo
	McAllen	Bingo Hall	Americana I
	McAllen/San Juan	Bingo Hall	Triple City Bingo
	McAllen	Bingo Hall	El Bingo Grande
	Midland	Bingo Hall	Bingo Barn
	Odessa	Bingo Hall	Odessa Bingo
	San Antonio	Bingo Hall	Blanco Bingo
	San Angelo	Bingo Hall	San Angelo Bingo I
	San Angelo	Bingo Hall	San Angelo Bingo II
Florida	Pensacola	Bingo Hall	Town & Country

MANAGEMENT

Directors

Our Board of Directors currently consists of six directors, five of whom are considered independent directors under the rules adopted by the Nasdaq Stock Exchange.  Directors are elected for terms of one year and until their successor is elected and qualified.  The table below sets forth certain information about the nominees, including the nominee’s age, position with our Company and length of time served as a member of the Board as of April 18, 2011.

Name	Age	Position with the Company	Director Since
Jeffrey L. Minch	60	Director, President and Chief Executive Officer	July 1999
Michael L. Wilfley	55	Director, Chairman of the Board	May 2004
Carlton R. Williams, Jr.	53	Director	May 2003
Alfred T. Stanley	57	Director	May 2004
Charles M. Gillman	41	Director	May 2008
James P. Roberts II	41	Director	May 2009

The following sets forth the name and a brief description of the principal occupation and business experience for at least the preceding five years for each of the Directors and the executive officers of our Company.  None of the Directors or executive officers is related.

Jeffrey L. Minch, 60, has served as a Director, President and Chief Executive Officer since 1999.  As a member of the Company’s management, Mr. Minch is not an independent Director.

Mr. Minch is a distinguished graduate of the Virginia Military Institute in civil engineering with graduate education in Finance.

Mr. Minch co-founded, grew, and profitably sold a commercial real estate company, Littlefield Real Estate Company.  As President and Chief Executive Officer, Mr. Minch planned and executed the strategy that Littlefield Real Estate Company utilized to grow from a start up in 1984 to one of the largest commercial real estate companies in Texas.  In 1996, Mr. Minch sold Littlefield’s substantial office, apartment and warehouse portfolios, in three transactions, over a five-month period.

From 1996 to 1999, Mr. Minch was a private investor and is now a major shareholder of our Company, currently beneficially owning approximately 26% of our outstanding shares.

Mr. Minch has been active in charitable functions and has served as a Director of a number of local charities.  He currently serves on the Board of Directors of the Virginia Military Institute Foundation.

Alfred T. Stanley, 57, is currently serving as a Director, Vice-chairman of the Board, Chairman of the compensation committee and member of the nominating committee.  He is an independent Director.  He is a shareholder of the Company.

Mr. Stanley is a graduate of Dartmouth College with a Bachelors of Arts degree.  He received a Master of Science in Statistics from the University of Texas and was inducted into the Phi Kappa Phi Honor Society.

He founded Alfred Stanley & Associates in 1982 and has provided fundraising and consulting services to Texas candidates, office holders and non-profits. He is a member of the Public Affairs Committee of the University of Texas Ex-Students Association.

Between 1996 and 2006, Mr. Stanley owned, managed and profitably sold commercial properties in downtown Austin. He has served as a Director of Stereographics Corporation, a California based pioneer in 3-D television and Toddler U, Inc., a manufacturer of children’s shoes.

He lives with his wife, Kathleen, and their three children in Austin, Texas.

Michael L. Wilfley, 55, is currently serving as a Director, Chairman of the Board and Chairman of the audit committee.  He is an independent Director.  He is a shareholder of the Company.

Since September 14, 2009, Mr. Wilfley has served as CEO, CFO, Treasurer and Director of Rio Holdings, Inc. From July 2000 to September 2009, Mr. Wilfley served as the Chief Financial Officer of Grande Communications, Inc. where he was responsible for a staff of  82  that included all finance, treasury, purchasing, information technology and accounting functions.  Grande provides bundled telephone, cable and internet services to residential and small business customers in six Texas cities and has invested equity of over $500,000,000.  Mr. Wilfley successfully participated in the company’s raising over $193,000,000 in high yield debt to finance the continued build out of its systems.

Mr. Wilfley, while Chief Financial Officer of Thrifty Call, Inc., from January 1998 to July 2000, oversaw the acquisition of Thrifty Call, Inc., by Grande Communications and had primary responsibility for the selection of an investment banker and the evaluation of alternative capital structures.

Mr. Wilfley is an experienced Chief Financial Officer having served in that capacity since the late 1980s.  He is a Certified Public Accountant and a member of the Texas Society of Certified Public Accountants, the American Institute of Certified Public Accountants and Financial Executives International. He is a graduate of the University of Texas at Austin and a past President of the Austin Area Texas Exes of the Alumni Association of the University of Texas.

Mr. Wilfley is a veteran and was an Eagle Scout.  He lives in Austin, Texas and is married with two daughters.

Carlton R. Williams, 53, is currently serving as a Director and member of the audit and nominating committees.  He is an independent Director.  Mr. Williams is a shareholder of the Company.

Mr. Williams was a founding principal of Herron Williams, LLC, which was formed and operated from January 2000 through 2009.

Prior to that, Mr. Williams was a partner in Littlefield Real Estate Company for over eleven years. During that time period, he leased and managed an office portfolio in excess of 1,000,000 square feet located both in the Central Business District, Southwest, and Northwest suburban markets.

Mr. Williams also has extensive experience in business planning, financial analysis, and acquisitions and disposition analysis.  He was formerly a Certified Public Accountant but currently does not practice accounting nor maintain that certification.  Mr. Williams received his MBA from the University of Texas at Austin with a concentration in finance.

Charles M. Gillman, 41, is a Director and serves as Chairman of the nominating committee and a member of the compensation committee. He is an independent member of the Board of Directors.

In June 2002, Mr. Gillman founded Value Fund Advisors, LLC, an investment management firm that utilizes both a research-intensive investment process and a long-term investment strategy.  He serves as its Chief Executive Officer. Since March 2001, Mr. Gillman has also provided portfolio management services for Nadel and Gussman, LLC, a management company that employs personnel for its family-related entities and affiliates.

Prior to founding Value Fund Advisors, Mr. Gillman held a number of positions in the investment industry and developed an expertise in the analysis of companies going through dramatic corporate transitions. From September 1992 to June 1994, Mr. Gillman was a strategic management consultant in the New York office of McKinsey & Company, a management consulting firm. While at McKinsey, Mr. Gillman worked to develop strategic plans for business units of companies located both inside the United States and abroad. Mr. Gillman currently serves on the board of directors of MRV Communications, Inc., a public company, and CompuMed, Inc. Mr. Gillman received a bachelor of science from the Wharton School of the University of Pennsylvania.

Mr. Gillman was recommended for re-election to our Board by Value Fund Advisors, LLC under the terms of a stock purchase agreement between the Company and Value Fund Advisors.  See Certain Relationships and Related Transactions, page 26.

James P. Roberts II, 41, is a Director and serves as a member of the audit and compensation committees. He is an independent member of the Board of Directors.

Since July 2004, Mr. Roberts has been the President of Setcom Corporation, a leading niche manufacturer of communication equipment for public safety and industrial applications. Previously, he was a Principal at JP Morgan Partners (JPMP) and focused on investing in early- to mid-stage software companies out of the firm's San Francisco office.

Before JPMP, Jim was a Consultant with Gemini Consulting (now Cap Gemini Ernst & Young) in San Francisco and in Melbourne, Australia, where he focused on the telecommunications industry.  He started his career as an Assistant Production Manager at Aragon Limited in Bangkok, Thailand.

Jim holds a BS, Phi Beta Kappa, and an MS in Industrial Engineering from Stanford University and an MBA from the Wharton School of the University of Pennsylvania.  He was a Henry Luce Scholar in Asia from 1993-94 and a Kauffman Fellow with JPMP.

Mr. Roberts was recommended for re-election to our Board by Value Fund Advisors, LLC under the terms of a stock purchase agreement between the Company and Value Fund Advisors.  See Certain Relationships and Related Transactions, page 26.

Other Executive Officers

Richard S. Chilinski, 59, has served as Executive Vice-President and Chief Financial Officer (CFO) since July 2006. Mr. Chilinski is an experienced financial executive having held senior financial positions since the early 1980s in public accounting, manufacturing, services, consulting and high technology companies.

Prior to joining the Company, he served as  Vice President and CFO for Spohn & Associates, Inc., a professional services network consulting company from 2003 to 2006; Vice President CFO of Navicent Technologies, Inc., a technology start-up in 2001; Senior Vice President, Chief Financial Officer and Assistant Secretary of XeTel Corporation, an electronics manufacturing services provider from 1995 to 2000. Mr. Chilinski has held other senior financial leadership positions at IBM PC Company as Controller, Vice President Finance of TN Technologies, a subsidiary of Baker Hughes, and various corporate and divisional financial management positions at Bausch & Lomb, Inc. and served as an auditor and management consultant at Peat, Marwick (KPMG).

He is a non-registered CPA in New York state, a member of Financial Executives International and received a Masters in Business Administration from the William E. Simon School of Management at the University of Rochester.

Michael J. Lindley, 46, has served as Senior Vice President, Director of Capital Transactions since August 2006.  Mr. Lindley possesses over 20 years of acquisition and investment banking experience and is responsible for overseeing the acquisition of new bingo halls and new business initiatives.

Prior to joining the Company, Mr. Lindley was an investment banker with Focus Strategies, a regional investment/merchant banking firm in Austin, Texas from 2005 to 2006. Mr. Lindley also co-founded and served as Chief Executive Officer and Chairman of Hotlink, Inc., a leading provider of web-based software marketing automation and branded merchandise from 1997 to 2005. Preceding his tenure at Hotlink, Michael worked as Director of Corporate Development and Investor Relations for Norwood Promotional Products, the largest publicly traded promotional products company in the U.S. From 1992 to 1995, Mr. Lindley was Director of Capital Markets and Acquisitions for Littlefield Real Estate Company, a $250 million privately held REIT. Michael began his career as an Investment Banker in New York at Merrill Lynch in the Merger & Acquisitions/Merchant Banking Department.

Mr. Lindley received his BA in Economics/Finance from The University of Texas at Austin and completed the Executive Education Program at the Stanford Graduate School of Business.

Board Leadership Structure

The Board of Directors believes that a separate independent director should serve as Chairman. Littlefield’s independent directors, including the Chairman, bring experience, oversight and expertise from outside the Company and industry which is considered to be beneficial to the Company and its shareholders in the oversight of operations as well as strategy development and execution.

The Littlefield Board oversees risk in a number of ways. The Audit Committee oversees the management of financial and accounting related risks as an integral part of its duties. Similarly, the Compensation Committee considers risk management when negotiating the compensation and employment agreement of the Company’s Chief Executive. The full Board of Directors receives reports on various risk related items at each of its regular meetings including risks related to subsidiary operations and regulatory, insurance and litigation matters.

Committees of the Board of Directors

Audit Committee

All three audit committee members are non-employee Directors, and have the responsibility for reviewing the financial condition and accounting controls and determining that all audits and examinations required by law are performed.  The committee appoints the independent auditors for the next fiscal year, reviews and approves the auditors’ audit plans and reviews with the independent auditors the results of the audit and management’s response to the audit.

The Board of Directors has determined that Michael Wilfley is an audit committee financial expert, as defined by SEC Regulation S-B, Item 407(d)(5).

The audit committee has reviewed and discussed the audited financial statements with management as well as our independent public accountants.  The audit committee has received from the independent accountants a formal written statement regarding the auditors' independence and has discussed with the independent accountant matters relating to their independence.  The audit committee has satisfied themselves as to the auditors' independence.  The audit committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, which includes, among other items, matters related to the audit of our financial statements.

Nominating Committee

Our nominating committee, is responsible for nominating individuals for election to our Board.  The Nominating Committee believes that it is important to consider issues of diversity, such as education, professional experience and differences in viewpoints and skills. The Nomination Committee does not have a formal policy with respect to diversity; however, the Board of Directors and the Nomination Committee believe it is important that the members of the Board of Directors represent diverse viewpoints.

The nominating committee welcomes recommendations made by our stockholders for individuals to be included in the slate of nominees for election at the annual meeting of stockholders.  Any recommendations for the 2011 Annual Meeting of Stockholders should be made in writing addressed to our Board of Directors, 2501 North Lamar Boulevard, Austin, Texas 78705.  Under our Certificate of Incorporation, any such recommendations must be delivered to us in writing not less than sixty days prior to the meeting date or, if less than seventy days’ notice of the meeting date is given, ten days after notice of the meeting date is given by public disclosure.

Compensation Committee

Our compensation committee, reviews and makes recommendations to the Board of Directors on setting the salaries of the Company’s officers and the compensation to be paid to members of the board of directors who are not employees of the Company.  We have not adopted a formal committee charter for the committee. The Company has not utilized compensation consultants in determining and recommending the amount or form of the Chief Executive’s compensation.

None of our executive officers has served on the board of directors or on the compensation committee for any other entity in which any member of our board is an officer in the last fiscal year.

COMPENSATION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS
Summary of Cash and Certain Other Compensation

The following table sets forth for the fiscal years ended December 31, 2010, 2009 and 2008, the compensation for the Company’s named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus (2)	Stock Awards (3)	Option Awards (3)	Non-Qualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
Jeffrey L. Minch	2010	$240,000	$110,000	-0-	$66,660	$24,000	$0	$440,660
Director, President, and CEO	2009	$240,000	$100,000	-0-	$66,660	$24,000	$0	$430,660
	2008	$200,000	$100,000	$331,156	-0-	$24,000	$11,580	$666,736

Richard S. Chilinski, EVP and CFO	2010	$165,000	$15,000	-0-	6,808	-0-	250	$187,058
	2009	$144,115	$15,000	18,000	1,702	-0-	250	$179,067
	2008	$135,000	$25,000	-0-	-0-	-0-	250	$160,250

Michael J. Lindley SVP	2010	$160,000	$28,560	-0-	-0-	-0-	250	$188,810
	2009	$160,000	$30,000	18,000	-0-	-0-	250	$208,250
	2008	$160,000	$100,000	-0-	-0-	-0-	250	$260,250

(1) Salary amounts include base salary and payments of accrued vacation.

(2) Bonus amounts for each year include bonus amounts to be paid for services rendered in that year.

(3) The dollar value of the stock and option awards is the dollar amount recognized for financial statement reporting purposes with respect to the last fiscal year in accordance with FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) and thus may include amounts from awards granted in and prior to that year. These dollar amounts reflect LTFD’s accounting expense for these stock grants or option awards and may not correspond to the actual value that will be recognized by the named executives.

In March 2009, Mr. Minch, in accordance with his new employment agreement, was granted 900,000 stock options with a three year vesting period; the aggregate grant date fair value of the options was $199,980.  In 2008, the Company recorded $331,156 of compensation expense related to a stock grant of 1,182,699 shares made in January 16, 2009 which related to Mr. Minch’s former employment agreement.

In April 2009, Mr. Lindley was awarded a stock grant of 50,000 shares. In April 2009, Mr. Chilinski was awarded a stock grant of 50,000 shares and in October 2009, 50,000 stock options with a four year vesting period were granted. The aggregate grant date fair value of each stock grant and option award was $18,000 and $27,235 respectively.

In 2008 or 2010, no option awards were granted to the named executive officers or directors. For information on the valuation assumptions with respect to option grants made during 2009 which are included in the calculation, please refer to the assumptions for the fiscal year ended December 31, 2009 stated in Note 12: Accounting for Stock Based Compensation to LTFD’s audited financial statements for the fiscal year ended December 31, 2009, included in LTFD’s Annual Report on Form 10-K filed with the SEC on March 31, 2010.

(4) Represents deferred compensation to be paid for services rendered in that year.

(5) Represents fringe benefits and Company services as provided in Mr. Minch’s applicable employment agreements.  See Employment Contracts, Termination of Employment and Change of Control Arrangements, page 26.

Stock Options

During the years ended December 31, 2008 and 2010, we did not grant to our employees, including named executives, options to purchase shares of common stock.  Below is a table of Outstanding Equity Awards at December 31, 2010 for the named executives. Mr. Minch’s options were awarded in March 2009 under the terms of his new employment agreement. See Employment Contracts, Termination of Employment and Change of Control Arrangements, page 26.

Outstanding Equity Awards at Fiscal 2010 Year-End

Option Awards
Named Executive Officer	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Vesting Commencement Date
Jeffrey L. Minch Director, President and CEO (1)	600,000	300,000	$0.31	03/13/2019	3/13/2009

Richard S. Chilinski, EVP and CFO (2)	-0-	50,000	$0.68	10/29/2019	10/29/2009

(1) These remaining options were granted under the 2002 Stock Option Plan. These options vest at 33.3% of the original award of 900,000 options each year over a three year vesting period.

(2) These remaining options were granted under the 2002 Stock Option Plan. These options vest at the end of a four year vesting period.

Compensation of Directors

The following table shows the compensation of our five non-employee Directors during 2010.

Name	Fees Paid in Cash (1)	Option Awards (2)	Total
Alfred T. Stanley	$20,000	$5,922	$25,922
Michael L. Wilfley	$20,000	$5,922	$25,922
Carlton R. Williams	$20.000	$5,922	$25,922
James P. Roberts II	$20,000	$5,922	$25,922
Charles Gillman	$20,000	$5,922	$25,922

(1)	Non-employee Directors receive an annual retainer of $2,000 and a quarterly payment fee of $4,500. During the fiscal year ended December 31, 2008, no options were granted to Directors.

(2)
Options granted to non-employee Directors immediately vest on the grant date. These dollar amounts reflect LTFD’s accounting expense for these stock grants or option awards and may not correspond to the actual value that will be recognized by the directors.

We reimburse the Directors for travel expenses incurred in connection with attending meetings of the Board and committees.  They may also be reimbursed an hourly fee for special projects.

Employment Contracts, Termination of Employment and Change in Control Arrangements

In January 2009, the Company renewed and entered into a new employment agreement with President and CEO Jeffrey L. Minch.  The new agreement became effective as of January 1, 2009, and terminates December 31, 2011.  The agreement provides for us to pay Mr. Minch an annual base salary of $240,000 which shall be reviewed annually and includes amounts previously paid to Mr. Minch for a car allowance and country club membership fees, which were a part of his previous employment agreement. The Company has agreed to pay $2,000 per month of deferred compensation.

The agreement also calls for our Board of Directors to nominate Mr. Minch to serve as a Director on the Board each year he is our President and CEO; however Mr. Minch will not receive any additional compensation for serving as a Director.

According to the agreement, Mr. Minch is entitled to annual consideration for a performance bonus decided by the Board and will take into consideration the financial performance and financial position of the Company.

As part of the agreement, Mr. Minch is eligible to receive and was granted options to purchase 900,000 shares of the Company’s common stock at an exercise price of 110% of the stock price on the date of grant. Mr. Minch was awarded the 900,000 stock options in March 2009. The stock options vest at 300,000 options per year and expire March 13, 2019.

The agreement provides for an administrative assistant which shall remain an employee of the Company.

The agreement provides for the payment of a severance package upon a change in control of the Company, termination without cause, death or disability. The severance includes payment of one year base salary and amounts due in the deferred compensation account, and the acceleration of unvested stock-based compensation. Mr. Minch may terminate the agreement in his absolute discretion upon ninety days written notice to us without eligibility for severance.

In the event we are sold to or merged with another company, the agreement would terminate automatically.  If such a sale or merger results in our shareholders receiving a value of at least $2.25 per share, the agreement provides that Mr. Minch shall be entitled to receive 500,000 shares of our common stock immediately prior to the consummation of any such sale or merger.

The agreement also contains confidentiality, deferral of compensation and other standard provisions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2007 and 2008, Value Fund Advisors, LLC (“VFA”) was an investment advisor to Boston Avenue Capital LLC and Yorktown Avenue Capital, LLC which purchased more than 5.5 million shares of common stock directly from the Company pursuant to certain agreements. See “Selling Stockholders”, page 28.  The 2008 agreement gives VFA the right to recommend up to two individuals for consideration by our nominating committee, for nominations for the Board of Directors through December 31, 2012.  VFA has recommended Mr. Gillman (first elected in 2008) and Mr. Roberts (first elected in 2009) for election to the Board, and our nominating committee nominated them for election and these individuals were re-elected at our Annual Meeting held May 18, 2011. The 2008 agreement between VFA and the Company also provides that VFA will not sell any of its stock holdings in the Company prior to December 31, 2012, without the consent of the Company.  We have not granted and do not expect to grant consent to the selling shareholders to sell the shares registered in the offering before the December 31, 2012 date set forth in the 2008 Agreement. It also requires Littlefield to file a registration statement with the SEC covering all unregistered shares acquired by VFA (now held directly by Boston Avenue Capital LLC).  VFA has further agreed to vote shares owned directly by Boston Avenue Capital LLC and Yorktown Avenue Capital, LLC, in support of all propositions recommended to the shareholders by Littlefield’s board of directors at annual meetings through December 31, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of outstanding shares of our common stock beneficially owned as of March 21, 2011, by each Director, each executive officer listed in the Summary Compensation Table on page 24, all of the executive officers and Directors as a group, and each person or entity known to us to own more than five percent of our outstanding common stock:

Name of Beneficial Owner	Number of Shares Owned	Options Exercisable Within 60 Days	Total Beneficial Ownership	Percent of Class (1)
Jeffrey L. Minch (2) (3)	3,967,213	675,000	4,642,213	25.8%
Boston Avenue Capital LLC (4)	7,504,489	0	7,504,489	43.3%
Tempe C. Minch (2) (3)	632,760	0	632,760	3.7%
Carlton Williams (5)	91,540	84,121	175,661	1.0%
Alfred T. Stanley (6)	3,600	72,410	76,010	*
Michael L. Wilfley (7)	3,120	72,410	75,530	*
James P. Roberts II (8)	-0-	27,500	27,500	*
Richard S. Chilinski (3)	50,000	0	50,000	*
Michael J. Lindley (3)	130,284	0	130,284	*
Charles M. Gillman (9)	7,520,489	17,500	7,537,989	43.5%
Current named executive officers and Directors of the Company as a group	12,399,006	948,941	13,347,947	73.0%

(1)
Under SEC rules, we calculate the percentage ownership of each person who owns exercisable options by adding the number of exercisable options for that person to the number of total shares outstanding, and dividing that result into the total number of shares and exercisable options owned by that person.  On October 5, 2011, we had 17,324,439 shares of common stock issued and outstanding.  An asterisk (*) indicates less than 1% ownership.

Includes shares which the listed shareholder has the right to acquire upon exercise of options within 60 days of March 21, 2011, as follows: Mr. Minch 675,000 shares; Mr. Williams 84,121 shares; Mr. Stanley 72,410 shares; Mr. Wilfley 72,410 shares; Mr. Roberts 27,500 shares ; and Mr. Gillman 17,500 shares.

(2)
Shares include 59,000 shares held in a trust for non-immediate family members. Mr. Minch disclaims beneficial ownership of the shares owned by his wife in the amount of 632,760 shares. Also includes 113,100 shares held in the Littlefield Deferred Compensation account that were purchased for the benefit of Mr. Minch in accordance with the employment agreement with Mr. Minch. Mr. Minch disclaims beneficial ownership of these shares.

(3)	Address is: 2501 N. Lamar Blvd., Austin, Texas 78705.

(4)
Address is: 15 East 5th St., Suite 3200, Tulsa, OK 74103.  The number of shares owned by Boston Avenue Capital LLC (“Boston”) are included in the total number of shares owned by the officers and directors as a group, by virtue Charles M. Gillman’s position as portfolio manager of Boston.  See Note 9 below.  See also Certain Relationships and Related Transactions, above.

(5)	Address is: 1508 Woodridge Dr., Austin, Texas 78703.

(6)	Address is: 1409 Hardouin Ave., Austin, Texas 78703.

(7)	Address is: 7601 Ridgestone Dr. Austin, Texas 78731.

(8)	Address is: 2630 Creeks Edge Parkway, Austin, Texas 78733.

(9)
Address is: 15 East 5th St., Suite 3200, Tulsa, OK 74103.  Includes 7,504,489 shares owned directly by Boston and 16,000 shares owned directly by Yorktown Avenue Capital, LLC (“Yorktown”). Boston and Yorktown have sole direct voting and investment power over their respective shares of Common Stock. Stephen J. Heyman and James F. Adelson are the joint managers of each of Boston and Yorktown. Charles M. Gillman is the portfolio manager for each of Boston and Yorktown. As joint managers of Boston and Yorktown, Messrs. Heyman and Adelson may each exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown. As portfolio manager for Boston and Yorktown, Mr. Gillman may also exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be the indirect beneficial owners of shares of Common Stock held by Boston and Yorktown. Messrs. Heyman and Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown except to the extent of their pecuniary interest therein. Also includes 17,500 shares subject to incentive stock options issued to Mr. Gillman. Mr. Gillman is also the principal of Value Fund Advisors, LLC (“VFA”). Pursuant to certain agreements between the Company and VFA, the shares of Common Stock owned by Boston and Yorktown will be voted in support of all propositions recommended by the Company’s Board of Directors to the shareholders in the Annual Meeting proxy materials through December 31, 2012. The mailing address for Boston, Yorktown and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma, 74103.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 7,520,489 shares of our issued and outstanding common. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own account.

On February 22, 2007, we entered into an agreement (the “2007 Agreement”) to sell 400,000 shares of our restricted common stock to Value Fund Advisors, LLC (“VFA”), on behalf of Boston Avenue Capital LLC, for $1.1914 per share, resulting in aggregate gross proceeds to the company of $476,560. Pursuant to the 2007 Agreement, VFA agreed: (1) to purchase an additional 100,000 shares of our common stock in open market purchases over the next three months; (2) not to sell any of our common stock for twenty-four months after the date of its last purchase and (3) to take reasonable care to prevent future dispositions from adversely impacting the market share price of our common stock. Also pursuant to the 2007 Agreement, we agreed to cause any of our unregistered shares held by Boston Avenue Capital LLC to be registered on or before twenty-four months after the date of VFA’s last purchase of stock. The sale was made in a privately negotiated transaction pursuant to the exemption for private placements contained in Section 4(2) of the Securities Act of 1933.

On March 17, 2008, we entered into an agreement (the “2008 Agreement”) to sell 5,190,568 shares of our restricted common stock to VFA, on behalf of Boston Avenue Capital LLC, for $1.3486 per share, resulting in aggregate gross proceeds to the Company of $7,000,000. Pursuant to the 2008 Agreement which terminated the prior February 22, 2007 agreement, VFA on behalf of the selling stockholders agreed: (1) not to sell any of the common stock holdings prior to December 31, 2012, without our consent; (2) to vote the shares in support of all propositions recommended to the shareholders by our board of directors at annual meetings through December 31, 2012; and (3) to take reasonable care to prevent future dispositions from adversely impacting the market share price of our common stock. We have not granted and do not expect to grant consent to the selling shareholders to sell the shares registered in the offering before the December 31, 2012 date set forth in the 2008 Agreement. Also pursuant to the 2008 Agreement, we agreed to file a registration statement with the SEC no later than December 31, 2009, covering all unregistered shares of Common Stock held by Boston Avenue Capital LLC. The sale was made in a privately negotiated transaction pursuant to the exemption for private placements contained in Section 4(2) of the Securities Act of 1933.  See “Certain Relationships and Related Transactions,” page 26.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholders have voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Selling Security Holder (1)	Ownership Before Offering	Percentage Before Offering (3)	Number of Shares to be Sold Under This Prospectus (2)	Number of Shares Owned After Offering (2)	Percentage After Offering (3)
Boston Avenue Capital LLC	7,504,489	43.32%	7,504,489	0	0.00%
Yorktown Avenue Capital, LLC	16,000	0.09%	16,000	0	0.00%

Total Shares Registered with this filing	7,520,489	43.41%	7,520,489	0	0.00%

(1) Stephen J. Heyman and James F. Adelson, joint managers, and Charles M. Gillman, portfolio manager, share the power to vote and dispose of the shares of common stock being registered on behalf of selling stockholders.

(2) Assumes the sale of all shares by each of the selling stockholders. The selling stockholders are under no obligation to sell their shares.
(3) Calculated on the basis of 17,324,439 shares of Common Stock outstanding as of October 5, 2011.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the Commission;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without volume restrictions pursuant to Rule 144 of the Securities Act.

We are paying certain expenses incidental to the offering, which are estimated to be approximately $27,000.  If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

DESCRIPTION OF SECURITIES

We are authorized to issue up to 40,000,000 shares of common stock, par value $0.001 per share.  As of October 5, 2011, 17,324,439 common shares were issued and outstanding, in addition approximately 479,000  common shares would be issuable upon the exercise of outstanding stock options, calculated using the treasury stock method.

Common Stock

Each common stockholder is entitled to one vote for each share of common stock held on all matters to be voted on by stockholders.  Our certificate of incorporation does not authorize cumulative voting in the election of directors.

Annual and special meetings of the stockholders may be called only by our board of directors, the chairman of the board, the president or the secretary.  Stockholders do not have the power to call stockholder meetings.  If a stockholder wants to  bring business before a meeting of the stockholders, the stockholder must give notice to the Company no less than 60 nor more than 90 days prior to the meeting, except that if less than 70 days' notice or public disclosure of the meeting date, then notice of the notice must be given no later than the close of business on the 10th day following the date on which notice of the meeting was given or announced.

Our certificate of incorporation contains detailed provisions for nominations for election to the board of directors.  The board may make nominations for director.  If a stockholder other than the board of directors wishes to make a nomination, the nomination must be made in writing at least 60 but no more than 90 days prior to the date of the election, except that if less than 70 days' notice or public disclosure of the meeting date, then notice of the nomination must be given no later than the close of business on the 10th day following the date on which notice of the meeting was given or announced.  The notice of a nomination must include information on the nominee that would be required to be disclosed about a nominee under Regulation 14A of the Securities and Exchange Commission (such as the nominee's name, age, address, number and percent of Littlefield shares owned and business background).

Stockholders have no preemptive rights or other rights to subscribe for additional shares.  There are no conversion rights, redemption rights, or sinking fund provisions with respect to shares of the common stock.  Stockholders are entitled to receive dividends, when declared by the board of directors, out of funds legally available therefore, subject to the restrictions set forth in the Delaware General Corporation Law.  If we were to liquidate, dissolve, or wind up, the holders of the common stock would be entitled to receive, pro rata, our net assets remaining after we satisfy our obligations to our creditors.

The certificate of incorporation and bylaws contain provisions for the indemnification of directors and officers in a manner consistent with Delaware law.

All outstanding shares are fully paid and not subject to further assessments.

As of October 5, 2011, we had approximately 580 beneficial stockholders and 105 holders of record of our common stock. The quoted market price as of October 5, 2011 was $0.50 per share.

Dividends

We have not paid any cash dividends on our common stock in 2011, 2010, 2009 or 2008 and do not anticipate or contemplate paying dividends on the common stock in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports such as Forms 10-K, 10-Q and 8-K, proxy statements, under Section 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, including those documents incorporated herein by reference, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the SEC’s Washington, D.C. office at prescribed rates.  You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. In addition, you may request a copy of our public filings, at no cost, by writing or telephoning us at the following address: Littlefield Corporation., c/o Richard S. Chilinski, 2501 N. Lamar Blvd., Austin, Texas 78705. Our phone number is (512) 476-5141. These public filings are posted on our web site at www.littlefield.com. Any other information contained on, or accessible through our website does not constitute a part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby.  These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements.  Forward-looking statements are sometimes identified by language such as “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include those noted under the caption “Risk Factors” beginning on page 1 of this prospectus. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements.  They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

EXPERTS

Independent Public Accountants

The consolidated balance sheets as of December 31, 2010 and 2009, and the consolidated statements of operations, changes in Stockholders’ Equity, and cash flows for each of the years ended December 31, 2010 and 2009, have been included herein in reliance on the report of Padgett, Stratemann & Co., L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting.

Legal Matters

Certain legal matters in connection with the securities will be passed upon for us by Strasburger & Price, L.L.P. located at 600 Congress Ave., Suite 1600, Austin, TX 78701.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Under Article 7 of our Certificate of Incorporation, we have eliminated the potential liability of Directors to us, and we are also required to indemnify our Directors against any liability for monetary damages, to the extent allowed by Delaware law.  The Delaware General Corporation Law (“DGCL”) allows corporations, including Littlefield, to eliminate or limit the liability of directors for monetary damages except to the extent that the acts of the director are in bad faith, constitute intentional or reckless misconduct, result in an improper personal benefit, or amount to an abdication of the directors' duties.  The DGCL provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.

Our Certificate of Incorporation also provides that if Delaware law is amended to provide additional indemnity or relief from liability to directors, such relief or indemnity shall automatically be applied for the benefit of our Directors.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
  of Littlefield Corporation

We have audited the accompanying consolidated balance sheets of Littlefield Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Littlefield Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Padgett, Stratemann & Co., L.L.P.
San Antonio, Texas

March 25, 2011

Littlefield Corporation
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS

Current Assets:
Cash and cash equivalents	$2,915,115	$3,734,712
Accounts receivable, net of allowance for doubtful accounts of $22,200 and $27,777, respectively	524,755	510,054
Other current assets	218,046	213,993
Note receivable – current portion	75,000	75,000
Total Current Assets	3,732,916	4,533,759

Property and Equipment – at cost, net of accumulated depreciation and amortization	7,259,822	7,118,263

Other Assets:
Goodwill	5,474,147	5,215,634
Intangible assets, net	939,990	918,157
Note receivable, net	268,463	373,644
Other non-current assets	290,163	266,777
Total Other Assets	6,972,763	6,774,212

TOTAL ASSETS	$17,965,501	$18,426,234

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Long term debt, current portion	$563,105	$273,380
Long term debt, legal settlements, current portion	---	120,742
Trade accounts payable	305,361	183,285
Accrued expenses	873,161	1,087,497
Total Current Liabilities	1,741,627	1,664,904

Long-term Liabilities:
Long term debt, net of current portion	2,891,445	2,885,090
Other liabilities, related party	110,352	96,027
Total Long-term Liabilities	3,001,797	2,981,117
Total Liabilities	4,743,424	4,646,021

Stockholders' Equity:
Common stock, $0.001 par value, (authorized 40,000,000 shares, issued 18,817,406 shares and 18,817,406 shares, respectively, outstanding 17,324,439 shares and 17,959,114 shares, respectively)	18,818	18,818
Additional paid-in-capital	31,214,949	31,148,229
Treasury stock – 1,492,967 and 858,292 shares, at cost	(1,422,355)	(1,006,056)
Accumulated deficit	(16,589,335)	(16,380,778)
Total Stockholders' Equity	13,222,077	13,780,213

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,965,501	$18,426,234

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2010		2009
REVENUES:
Entertainment		$9,558,081	$9,531,278
Other		77,229	77,578
TOTAL REVENUES		9,635,310	9,608,856

DIRECT COSTS AND EXPENSES:
Direct salaries and other compensation		843,074	792,324
Rent and utilities		2,745,637	3,125,067
Other direct operating costs		1,924,936	1,998,986
Depreciation and amortization		788,779	720,576
License expense		81,365	69,897
TOTAL COSTS AND EXPENSES		6,383,791	6,706,850

GROSS MARGIN		3,251,519	2,902,006

GENERAL AND ADMINISTRATIVE EXPENSES:
Salaries and other compensation		1,365,413	1,274,637
Legal and accounting fees		789,781	579,549
Depreciation and amortization		79,675	97,644
Share-based compensation expense		103,078	202,504
Other general and administrative		737,056	642,265
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		3,075,003	2,796,599

ARBITRATION JUDGMENT		(122,449)	---
CHANGE IN ESTIMATE		---	122,000

OPERATING INCOME (LOSS)		54,067	227,407

OTHER INCOME AND EXPENSES:
Interest income		29,653	45,632
Interest expense		(186,586)	(216,018)
Other		(15,190)	(8,157)
TOTAL OTHER INCOME AND EXPENSES		(172,123)	(178,543)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES		(118,056)	48,864

PROVISION FOR INCOME TAXES		75,250	105,595

INCOME (LOSS) FROM CONTINUING OPERATIONS		(193,306)	(56,731)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS		(15,251)	292,433

NET INCOME (LOSS)	$	(208,557)	$235,702

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2010	2009

EARNINGS (LOSS) PER SHARE:
Basic earnings (loss) per share
Continuing operations	$(0.01)	$(0.00)
Discontinued operations	---	0.02
Total	$(0.01)	$0.01

Diluted earnings (loss) per share
Continuing operations	$(0.01)	$(0.00)
Discontinued operations	---	0.02
Total	$(0.01)	$0.01

Weighted average shares outstanding – basic	17,815,114	17,583,785

Weighted average shares outstanding – diluted	17,815,114	18,203,021

Amounts may not add due to rounding.

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	-Common Stock-		Additional Paid-in	Treasury	Accumulated
Description	Shares	Value	Capital	Stock	Deficit		Total

Balance December 31, 2008	16,754,901	$17,535	$30,683,264	$ (993,891)	$	(16,616,480)	$13,090,428
Stock-based compensation	1,282,699	1,283	532,336				533,619
Issuance of treasury stock pursuant to employee stock purchase plan and employee 401K deferrals	80,899		(67,371)	102,741			35,370
Purchase of common stock	(159,385)			(114,906)			(114,906)

Net income (loss) for the year ended December 31, 2009						235,702	235,702

Balance December 31, 2009	17,959,114	$18,818	$31,148,229	$(1,006,056)	$	(16,380,778)	$13,780,213

Stock-based compensation			103,078				103,078
Issuance of treasury stock pursuant to employee stock purchase plan and employee 401K deferrals	59,333		(36,358)	66,453			30,095
Purchase of common stock	(694,008)			(482,752)			(482,752)

Net income (loss) for the year ended December 31, 2010						(208,557)	(208,557)

Balance December 31, 2010	17,324,439	$18,818	$31,214,949	$(1,422,355)	$	(16,589,335)	$13,222,077

See Notes to Consolidated Financial Statements

Littlefield Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2010		2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$	(208,557)	$235,702
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization		868,454	871,204
Stock-based compensation expense		103,078	202,504
(Gain) loss on sale of business unit		---	(395,399)
(Gain) loss on sale of equipment		43,696	---

Increase (decrease) in cash flows as a result of changes in asset and liability account balances:
Accounts receivable, net		(14,701)	193,019
Other assets		(37,115)	(31,928)
Trade accounts payable		122,445	(131,137)
Accrued expenses and other current liabilities		(160,241)	(249,329)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		717,059	694,636

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment		(889,011)	(400,823)
Purchase of goodwill and intangibles		(318,513)	(210,100)
Proceeds from the sale of equipment		---	6,775
Proceeds from repayment of notes receivable, net		105,182	63,289
Proceeds from sale of business		---	300,000
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(1,102,342)	(240,859)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable, legal settlements and capital leases		(491,562)	(1,029,883)
Proceeds from notes payable		540,000	---
Repurchases of common stock		(482,752)	(114,906)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(434,314)	(1,144,789)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(819,597)	(691,012)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		3,734,712	4,425,724

CASH AND CASH EQUIVALENTS AT END OF PERIOD		$2,915,115	$3,734,712

See notes to consolidated financial statements

Littlefield Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2010		2009

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash payments:

Interest		$186,586		$216,018

Income taxes		$75,023		$68,377

Non-cash transactions:

Issuance of treasury stock under deferred compensation plan		$15,827		$17,815

Issuance of treasury stock under employee stock purchase plan		$14,268		$17,515

Issuance of common stock as stock-based compensation	$	---		$367,156

Sale of business in exchange for note receivable	$	---		$600,000

Purchase of acquisition assets in exchange for note payable		$126,900	$	---

See notes to consolidated financial statements.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Littlefield Corporation actively participates in the U.S. charitable bingo market.  The Company’s corporate headquarters is located in Austin, Texas, and the Company operates primarily through wholly owned subsidiaries in Texas, South Carolina, Alabama and Florida.  The Company generates its revenues from bingo centers in all four states.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Littlefield Corporation and its subsidiaries (herein collectively referred to as the “Company”).  All significant intercompany accounts and transactions have been eliminated in the consolidation.

Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income (loss).

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less at the date of acquisition or which are readily convertible to cash without penalty.

Accounts Receivable

Accounts receivable consist of amounts due from charitable organizations that conduct bingo events at the Company’s various bingo centers, and are generally payable within one month of the event.  Receivables also include rent due from operators of concessions located within certain bingo centers.  Accounts receivable are not secured.  Management provides an allowance for doubtful accounts, which reflects its estimate of the uncollectible receivables.  In the event of non-performance, the maximum exposure to the Company is the recorded amount of receivables, net of allowance for doubtful accounts, at the balance sheet date.

Property and Equipment

The cost of equipment, furniture and fixtures is depreciated over the estimated useful lives of the assets ranging from two to seven years, using the straight-line method.  Leasehold improvements are amortized over the lesser of the remaining term of the lease or the estimated useful lives.  Buildings are amortized over forty years, which approximates their estimated useful lives.  Building improvements are amortized over their estimated useful lives ranging from seven to forty years.  Upon sale, retirement or abandonment of assets, the related cost and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in income.  Repairs and maintenance expenses, which do not extend asset lives, are expensed as incurred.

Advertising

Advertising costs are expensed when incurred or the first time the advertising takes place.  During 2010, the Company had advertising expenses of approximately $47,000 compared to approximately $43,000 in 2009.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangible Assets

Intangible assets, which primarily consist of goodwill, bingo licenses and non-compete covenants resulting from the acquisition of bingo entities are periodically reviewed by management to evaluate the future economic benefits or potential impairments, which may affect their recorded values.  Goodwill represents the excess of the cost of assets acquired over the fair market value of those tangible assets on the date of their acquisition.  Under FASB ASC 350, Intangibles – Goodwill and Other (FASB ASC 350), goodwill acquired in a business combination for which the acquisition date is after June 30, 2001, shall not be amortized, but shall be reviewed for impairment in value.

Since 2002, goodwill and intangible assets with indefinite lives are no longer amortized.  These indefinite-lived assets only pertain to halls in the State of Texas.  The Company has one class of asset that is classified as indefinite and not subject to periodic amortization.  This class of asset is known as a “Grandfathered” license”.   In discussing these Grandfathered licenses, a distinction should be made as to the types of bingo licenses the Company owns.  There are two classes of commercial lessor licenses in Texas:  Grandfathered and Tier.  The Grandfathered license refers to any license that was in existence prior to 1989 in which a non-renewal has not occurred.

A Grandfathered license allows the operator to have up to seven (7) charities in a hall and charge up to $600 per session in rent.  These licenses are regulated by the Texas Lottery Commission and must be renewed each year.  There is an annual fee associated with the renewal of these licenses, which is expensed throughout the year.  There is a limited number of these licenses available and they are traded between individuals and organizations.  They are a traded commodity, in that they have a cash value which is determined by the market place.  These licenses can only be revoked or canceled by failing to renew them by the renewal date or for illegal activity.

A Tier license is deemed by the Company to have no value as an asset and is not recorded as an asset. A Tier commercial lessor license is any license issued after 1989 or any license issued prior to 1989 in which a non-renewal occurred.  A Tier license allows the operator to have one (1) charity in a hall and charge up to $600 per session in rent.  These licenses are issued, renewed, and applied for through the Texas Lottery Commission.  The only cost associated with obtaining and keeping this type of license is an annual renewal fee, which is expensed throughout the year.  These licenses are not sold on a negotiated basis, at this time.

In South Carolina there are promoter and solicitor licenses with set fees that are renewed each year and expensed during the year.  In Alabama there is a business license which is based upon the gross amount of rents, these too are renewed annually and expensed during the year.  These licenses are not recorded as assets and therefore have no related amortization.

Non-compete covenants are amortized over the periods of the stated benefits, ranging from one to five years, and are monitored for contractual compliance.  If the projected undiscounted future cash flows related to the intangible assets are less than the recorded value, the intangible asset is written down to fair value.

Revenue Recognition

The Company generates revenues from the following sources and recognizes revenue when earned and collectability is probable:

(i)	Bingo:

Bingo rents, paper sales and head tax payments are received from charitable organizations through various sub-lease agreements of the Company's bingo centers.  Revenues are determined by customer attendance, spending and prize payouts, profit splits, as well as state regulations, which may dictate the number of bingo sessions a charity can conduct and rent limits that can be paid to a commercial lessor, such as the Company.  Revenues are accrued and accounted for in the month that they are due when realizable.  Revenues that are generated by amounts, such as customer attendance, are recognized in the month they are earned and collectability is probable.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii)	Other:

Other revenues are earned concessions, vending machines, bingo supplies, and other sources.  Other revenues are recognized in the month they are earned when collectability is probable.

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis and financial reporting carrying amounts of assets and liabilities. The Company periodically evaluates its deferred tax assets and adjusts any related valuation allowance based on the estimate of the amount of such deferred tax assets which the Company does not believe will meet the “more-likely-than-not” recognition criteria.

Per Share Data

Basic earnings (loss) per share of common stock is calculated by dividing net income (loss) available to common share holders by the weighted average number of common shares actually outstanding during each period.  Diluted earnings (loss) per share of common stock is calculated by dividing net income (loss) by the fully diluted weighted average number of common shares outstanding during each period, which includes dilutive stock options and convertible shares.

Stock-Based Compensation

The Company applies FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) and FASB ASC 505, Equity (FASB ASC 505), using the modified prospective method of implementation, whereby the prospective method records the compensation expense from the implementation date forward, however leaves prior periods unchanged in accounting for its stock options.

Recently Issued Accounting Pronouncements

In January 2010, the FASB updated FASB ASC 820, Fair Value Measurements and Disclosures (FASB ASC 820) that requires additional disclosures and clarifies existing disclosures regarding fair value measurements. The additional disclosures include 1) transfers in and out of Levels 1 and 2 and 2) activity in Level 3 fair value measurements. The update provides amendments that clarify existing disclosures on 1) level of disaggregation and 2) disclosures about inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted the update on January 1, 2010, as required and concluded it did not have a material impact on our consolidated financial position or results of operations.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2010, the FASB updated FASB ASC 855, Subsequent Events (FASB ASC 855) that requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued. For an SEC filer, this guidance also eliminates the required disclosure of the date through which subsequent events are evaluated.  This update is effective upon issuance. We adopted the update on January 1, 2010, as required and concluded it did not have a material impact on our consolidated financial position or results of operations.

NOTE 2 – DISCONTINUED OPERATIONS.

This report presents the results of operations of the Company’s Hospitality segment for the twelve-month periods ended December 31, 2010 and 2009, as discontinued operations in this report. On April 1, 2009, the Company completed the sale of its event rental business unit reflecting the Company’s focus on its charitable bingo business in Texas, South Carolina, Alabama and Florida. During 2010, the Company incurred additional sales tax expense related to the disposed assets.  The event rental business unit was sold for $900,000 consisting of $300,000 cash consideration and a seven year note for $600,000 at six percent interest. The asset sale resulted in a gain on sale of $403,556 resulting from a $900,000 sales price less $406,444 of disposed assets, at net book value and a fifteen percent valuation allowance on the seven year note.

The amounts of the discontinued Hospitality segment’s sales, gross profit, gain on sale, income from discontinued operations and income (loss) per basic share included in the fourth quarter and twelve months ended December 31, 2010 and 2009 were as follows:

		Q410		Q409	Change			2010		2009	Change
Revenue	$	---	$	---	$	---	$	---		$425,533	$	(425,533)
Gross profit (loss)	$	(15,251)	$	---	$	(15,251)	$	(15,251)	$	(111,123)		$95,872
Gain on asset disposal		---		---		---		---		$403,556	$	(403,556)
Income (loss) from discontinued operations	$	(15,251)	$	---	$	(15,251)	$	(15,251)		$292,433	$	(307,684)
Income (loss) per share	$	(0.00)		$0.00			$	(0.00)		$0.02

NOTE 3 – MATERIAL ACQUISITIONS AND REORGANIZATIONS

Generally speaking, the Securities and Exchange Commission sets forth guidelines which require a company to report as material certain acquisitions. The acquisitions discussed below do not necessarily meet this threshold, however are included in the interest of disclosure. The acquisitions were accounted for as a purchase. Unless otherwise noted, we funded the purchase price from existing cash balances. Our consolidated financial statements include the operating results from the date of acquisition. Unless otherwise noted, pro-forma results of operations have not been presented because the effects of those operations were not material. In accordance with FASB ASC 805, Business Combinations (FASB ASC 805), the total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable assets, based on their respective estimated fair values at the date of acquisition.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 3 – MATERIAL ACQUISITIONS AND REORGANIZATIONS (continued)

The Company acquires bingo halls through its appropriately formed and licensed wholly-owned corporate subsidiaries in the states in which it operates.

2010

On January 25, 2010, the Company acquired a bingo hall in South Carolina for cash and note payable.

On December 6, 2010, the Company converted to a bingo hall a property formerly occupied by its real estate tenant.

On December 20, 2010, the Company purchased a bingo hall in South Carolina.

2009

On February 10, 2009, the Company acquired two halls in South Carolina. Associated with the purchase the Company realigned operations and closed two halls.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 825, Financial Instruments (FASB ASC 825), requires disclosure about the fair value of all financial assets and liabilities for which it is practical to estimate.  Cash, accounts receivable, accounts payable, notes and legal settlements payable and other liabilities are carried at amounts that reasonably approximate their fair values.

NOTE 5 – WRITE-OFFS AND CHARGES

In accordance with FASB ASC 350, Intangibles – Goodwill and Other (FASB ASC 350), the Company recognizes impairment losses when facts and circumstances indicate that the carrying amount of an asset may not be recoverable.  In such cases, an impairment loss is recognized and measured as the amount by which the carrying value of the asset exceeds the fair value of the asset.  For the years ended December 31, 2010 and 2009, the Company evaluated the carrying value of goodwill for each reporting unit of the Company and determined that no impairment of goodwill was necessary.

During 2008, in accordance with FASB ASC 420, Exit or Disposal Cost Obligations (FASB ASC 420) the Company recorded contract termination costs in the amount of $672,363. The contract termination costs were associated with certain underperforming bingo hall closures in Texas.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 5 – WRITE-OFFS AND CHARGES (continued)

Below is a reconciliation of changes in the contract termination cost reserve from 2008 to 2010 and included in Accrued expenses:

Amount
Balance December 31, 2008	$672,363
Contact termination activity	(353,020)
Balance December 31, 2009	$319,343
Contact termination activity	(178,314)
Balance December 31, 2010	$141,029

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 and 2009 consists of the following:

	2010	2009
Land	$760,467	$740,467
Buildings	3,557,423	3,395,498
Leasehold improvements	5,892,755	5,565,310
Equipment, furniture and fixtures	3,768,089	3,625,132
Automobiles	155,516	121,534
	14,134,250	13,447,941
Less: Accumulated depreciation and amortization	(6,874,428)	(6,329,678)

Property and equipment, net	$7,259,822	$7,118,263

Depreciation expense charged to operations for the years ended December 31, 2010 and 2009, was $830,287 and $783,928 respectively.

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill at December 31, 2010 and 2009, is as follows:

	Gross Carrying Amount	Accumulated Amortization	Total
Goodwill at December 31, 2008	$6,251,350	$(1,195,816)	$5,055,534
Goodwill acquired during period	160,100	---	160,100
Goodwill at December 31, 2009	$6,411,450	$(1,195,816)	$5,215,634
Goodwill acquired during period	258,513	---	258,513
Goodwill at December 31, 2010	$6,669,963	$(1,195,816)	$5,474,147

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Intangible assets at December 31, 2010 and 2009 consists of the following:

	Gross Carrying Amount	Accumulated Amortization	Total
Intangible Assets with Indefinite Lives:
Bingo licenses at December 31, 2008	$881,339	(51,974)	$829,365
Licenses acquired during the period	---	---	---
Bingo licenses at December 31, 2009	$881,339	(51,974)	$829,365
Licenses acquired during the period	---	---	---
Bingo licenses at December 31, 2010	$881,339	(51,974)	$829,365

Intangible Assets with Finite Lives:
Covenants not to compete at December 31, 2008	$282,500	(209,416)	73,084
Change in covenants not to compete	50,000	(34,292)	15,708
Covenants not to compete at December 31, 2009	$332,500	(243,708)	88,792
Change in covenants not to compete	60,000	(38,167)	21,833
Covenants not to compete at December 31, 2010	$392,500	(281,875)	110,625
Intangible Assets, Net of Accumulated Amortization			$939,990

Amortization expense charged to operations for the twelve months ended December 31, 2010 and 2009, was $38,167 and $34,292, respectively.

Future amortization of intangible assets with finite lives is as follows:

Year	Amount
2011	$40,000
2012	40,000
2013	27,500
2014	3,125
2015	---
Total	$110,625

The increases in goodwill and covenants not to compete are related to the Company’s acquisition activities.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 8 - LONG-TERM DEBT

Long-term debt at December 31, 2010 and 2009 consists of the following:

	2010	2009
Note payable to bank, due in monthly installments of approximately $13,500 including interest at prime plus 0.5%, cap 7.5%, floor 3.95%, maturing December 2020, secured by real estate	$1,823,127	$1,937,349

Mortgage note payable to a bank, due in monthly installments of $4,394, including interest at the prime rate, maturing July 2012, secured by a deed of trust on the real estate	509,961	545,438

Mortgage note payable to a third party, due in monthly installments of $5,578, including interest at 8% maturing August 2012, secured by a second lien on the real estate	360,878	397,348

Note payable to bank, due in monthly installments of approximately $8,644 including interest at prime plus 1%, cap 8.0%, floor 4.5%, maturing June 2014, secured by note receivable	339,717	---

Note payable to bank, due in monthly installments of approximately $6,975 including interest at prime plus 0.75%, cap 7.75%, floor 4.25%, maturing April 2016, secured by real estate	165,000	---

Installment note payable to a third party, due in monthly installments of $2,279, including interest at 5%, maturing March 2012, secured by real estate	30,927	56,041

Installment note payable to a third party, due in monthly installments of $4,600, including interest at 6%, maturing October 2011, secured by subsidiary stock	139,602	184,933

Installment note payable to a third party, due in monthly installments of $1,519, including interest at 5%, maturing March 2012, secured by bingo hall business	20,619	37,361

Promissory note payable to a third party, due in monthly installments of $5,511 bearing interest of 4%, maturing January 2012.	64,719	---
	3,454,550	3,158,470
Less current maturities	(563,105)	(273,380)
Long-term debt, net of current portion	$2,891,445	$2,885,090

Notes payable to bank are subject to certain financial covenants.  As of December 31, 2010, the Company was in compliance with the covenants.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 8 - LONG-TERM DEBT (continued)

Payments of notes payable for each of the next five fiscal years and thereafter are as follows:

Years Ending December 31,	Total
2011	$563,105
2012	1,080,871
2013	228,921
2014	164,936
2015	107,220
Thereafter	1,309,497
$3,454,550

Interest expense for the years ended December 31, 2010 and 2009 were approximately $187,000 and $216,000 respectively.

NOTE 9 – STOCKHOLDERS’ EQUITY

The Company acquired, prior to 2002, 2,159,100 shares of its common shares for $2,337,385 under the current stock buyback program (See Note 14).  During 2009, the Company reinstated its share repurchase program and authorized the purchase of up to an additional $500,000 of its common shares. During 2010, 694,008 shares of its common shares were repurchased for $482,752. During 2009, 159,385 shares of its common shares were repurchased for $114,906. At December 31, 2010, the Company held 1,492,967 treasury shares at an average cost of $0.95.

In 2010, the Company issued 59,333 shares of treasury stock under the Employee Stock Purchase Plan and 401K Plan at a cost of $30,095.  The Company repurchased 694,008 shares of its common stock at an average cost of $0.70 per share for cash of $482,752. In addition, the Company recognized additional stock based compensation in the amount of $103,078 related to issued stock options.

In 2009, the Company issued 80,899 shares of treasury stock under the Employee Stock Purchase Plan and 401K Plan at a cost of $35,370.  The Company repurchased 159,385 shares of its common stock at an average cost of $0.72 per share for cash of $114,906. The Company issued 1,182,699 shares of its common stock related to stock-based compensation recognized in the prior year. In addition, the Company recognized additional stock based compensation in the amount of $202,504 related to issued stock options and 100,000 shares for stock grants.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 10 - INCOME TAXES

A reconciliation of the expected federal income tax expense (benefit) based on the U.S. Corporate income and applicable state tax rates of 39% to actual for 2010 and 39% to actual for 2009 is as follows:

	2010		2009
Expected income tax (benefit)	$	(51,990)	$133,106
Amounts not deductible for federal income tax purposes		4,674	2,803
Other		71,214	27,187
State income taxes, net of federal income tax		45,903	64,413
Change in valuation allowance		5,449	(121,914)
		$75,250	$105,595

The provision for income taxes consists of the following:

	2010	2009
Current year income taxes:
Federal	$-0-	$-0-
State	75,250	105,595
Deferred income taxes:
Federal	-0-	-0-
State	-0-	-0-
	$75,250	$105,595

Deferred tax assets and liabilities as of December 31, 2010 and 2009, are as follows:

	2010	2009
Deferred tax asset	$5,940,960	$5,935,511
Deferred tax liability	---	---
Valuation allowance for deferred tax asset	(5,940,960)	(5,935,511)
Net deferred tax asset	$-0-	$-0-

The components of deferred tax assets at December 31, 2010 and 2009, are as follows:

Deferred tax asset	2010	2009
Net operating loss carryforward	$5,138,929	$4,240,991
Depreciation	(148,933)	60,222
Allowance for doubtful accounts	8,658	10,677
Accrued expenses	813,532	1,515,178
Capital Loss carryforward	20,402	20,402
Other	108,372	88,041
Net deferred tax asset	$5,940,960	$5,935,511

The non-current deferred tax asset results from differences in depreciation of fixed assets and legal reserves for financial and federal income tax reporting purposes and the deferred tax benefit of net operating losses.  Due to continuing operating losses for tax purposes, the deferred tax asset has been allowed for as it does not meet the “more likely than not” recognition criteria.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 10 - INCOME TAXES  (continued)

The Company recorded approximately $75,000 and $106,000 of state income tax expense, respectively, for the twelve months ended December 31, 2010 and 2009.  The Company does not expect to incur material federal income tax charges until the depletion of its accumulated federal income tax loss carry-forwards. At December 31, 2010, the Company has net operating loss carry forwards for federal income tax purposes of approximately $13.2 million that begin expiring in the year 2016.

FASB ASC 740, Income Taxes (FASB ASC 740) addresses the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. If a tax position is more likely than not to be sustained upon examination, then an enterprise would be required to recognize in its financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2010, the Company did not recognize a liability for uncertain tax positions.  We do not expect our unrecognized tax benefits to change significantly over the next twelve months.  The tax years 2006 through 2010 remain open to examination by the major taxing jurisdictions in which we file income tax returns.

NOTE 11 - EARNINGS PER SHARE

A reconciliation of basic to diluted earnings (loss) per share is as follows:

Years ended December 31,	2010	2010	2009	2009
	Basic	Diluted	Basic	Diluted
Numerator:
Net income (loss)	$(208,557)	$(208,557)	$235,702	$235,702
Net income (loss) available to common stockholders	$(208,557)	$(208,557)	$235,702	$235,702
Denominator:
Weighted average shares outstanding	17,815,114	17,815,114	17,583,785	17,583,785
Effect of dilutive securities:
Stock options and warrants	---	---	---	619,236
Weighted average shares outstanding	17,815,114	17,815,114	17,583,785	18,203,021

Earnings (loss) per share	$ (0.01)	$ (0.01)	$0.01	$0.01

Stock options to acquire 569,290 and 230,580 shares for the year ended December 31, 2010 and 2009, respectively, were excluded in the computation of diluted earnings per share because the effect of including the stock options would have been anti-dilutive or the options were out of the money.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 12 - ACCOUNTING FOR STOCK BASED COMPENSATION

The Company applies FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) and FASB ASC 505, Equity (FASB ASC 505), using the modified prospective method of implementation, whereby the prospective method records the compensation expense from the implementation date forward, however leaves prior periods unchanged in accounting for its stock options.  At December 31, 2010, the Company has implemented five shareholder approved stock option plans.  These plans are intended to comply with Section 422 of the Internal Revenue Code of 1986, as amended.  The plans collectively provide for the total issuance of 3,600,000 common shares over ten years from the date of each plan’s approval.  In addition, the plans allow for additional increases of 15% of the then outstanding shares.

The Company recorded approximately $103,000 and $203,000 in compensation expense in the years ended December 31, 2010 and  2009 respectively, related to options issued or stock grants under its stock-based incentive compensation plans.  This includes expense related to both options issued in the current year and options issued in prior years for which the requisite service period for those options includes the current year.  The fair value of these options was calculated using the Black-Scholes options pricing model.  Information related to the assumptions used in this model is set forth in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006. For options issued in 2010, the following assumptions were used: dividend yield of 0%, expected volatility of 78%, risk free interest rates of 3.5% and an expected life of 10 years. Treasury stock generally is issued upon stock option exercises.

Transactions under the stock option plans are summarized below. At December 31, 2010, a total of 1,572,410 options were outstanding under these plans.

	Employee Stock Plans
	Options	Weighted Average Exercise Price
Outstanding at 12/31/08	445,410	$0.53
Granted	1,095,000	0.38
Exercised	---	---
Forfeited	(18,000)	0.51
Outstanding at 12/31/09	1,522,410	$0.42
Granted	50,000	0.73
Exercised	---	---
Forfeited	---	---
Outstanding at 12/31/10	1,572,410	$0.43

The fair value of options granted during the twelve month period ended December 31, 2010, was approximately $30,000 for 50,000 options which vested upon grant.

The fair value of options granted during the twelve month period ended December 31, 2009, was approximately $311,000; 900,000 of the granted options vest over a three-year period with an exercise price of a ten percent premium over the stock price on the date of grant, 145,000 options vested upon grant and 50,000 options vest in four years.

For 2010, the aggregate intrinsic value represents the value of the Company’s closing stock price of $0.55 on the last trading day of the period in excess of the exercise price multiplied by the number of options outstanding or exercisable. The total intrinsic value of options exercised during 2010 was $0, as no options were exercised. Total unrecognized stock-based compensation expense related to non-vested stock options was approximately $85,000 as of December 31, 2010, related to approximately 334,000 shares with a per share weighted average fair value of  $0.26. We anticipate this expense to be recognized over a weighted average period of approximately 1.2 years.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 12 - ACCOUNTING FOR STOCK BASED COMPENSATION (continued)

For 2009, the total intrinsic value of options exercised was $0, as no options were exercised. Total unrecognized stock-based compensation expense related to non-vested stock options was approximately $159,000 as of December 31, 2009, related to approximately 647,000 shares with a per share weighted average fair value of  $0.25.

The following table summarizes information about options outstanding at December 31, 2010 and 2009, under the Employee Stock Plans:

		Options Outstanding			Options Exercisable
	Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
2010:	$1.26 - 1.87	16,500	5.4 years	$1.32	16,500	$1.32
	$0.00 - $1.25	1,555,910	7.1 years	$0.42	1,221,535	$0.44
	Total	1,572,410	7.1 years	$0.43	1,238,035	$0.46

2009:	$1.26 - 1.87	16,500	6.4 years	$1.32	16,500	$1.32
	$0.00 - $1.25	1,505,910	8.0 years	$0.41	859,035	$0.47
	Total	1,522,410	8.0 years	$0.42	875,535	$0.49

	Aggregate intrinsic value	$247,980			$175,380

The weighted average remaining contractual life of options exercisable as of December 31, 2010, was 6.6 years.

During 2009, the Company renewed the three year employment agreement with its President and CEO.  In accordance with this agreement, the Company accrued $24,000 and $24,000 of deferred compensation in 2010 and 2009, respectively. In addition, in accordance with this agreement the Company awarded the President and CEO a stock grant of 1,182,699 shares with a value on the grant date of $331,156 which, was recorded as a liability as of December 31, 2008, with issuance of shares made in 2009. Also, during 2009, in accordance with this agreement the Company awarded the President and CEO stock options of 900,000 with a value on the grant date of $199,980; the options vest over a three year period.

NOTE 13 - RELATED PARTY TRANSACTIONS

During 2009, the Company renewed the three year employment agreement with its President and CEO; in accordance with this agreement, the Company accrued $24,000 and $24,000 of deferred compensation in 2010 and 2009, respectively. In addition, in accordance with this agreement the Company awarded the President and CEO a stock grant of 1,182,699 shares with a value on the grant date of $331,156 which was recorded as a liability as of December 31, 2008, with issuance of shares made in 2009. Also, during 2009, in accordance with this agreement the Company awarded the President and CEO stock options of 900,000 with a value on the grant date of $199,980; the options vest over a three year period.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 14 – COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company is obligated under various operating leases.  Generally, the leases provide for minimum annual rentals as well as a proportionate share of the real estate taxes, insurance and certain common area charges.  Minimum annual rentals under these leases are as follows:

Year Ending December 31,	Minimum Rentals
2011	2,147,599
2012	1,714,369
2013	1,366,683
2014	908,177
2015	707,170
Thereafter	732,699
Total minimum annual rentals	$7,576,697

Rent expense for the years ended December 31, 2010 and 2009, amounted to approximately $2.26 million and $2.5 million, respectively.

In 2003, the Company leased out Grandview Bingo in Amarillo.  The arrangement is that of a standard monthly sublease and not a per-session lease.  The tenant provided a $7,800 security deposit.   The minimum annual future receipts under this sublease are as follows:

Year Ending December 31,	Minimum Rent
2011	93,600
2012	93,600
2013	93,600
2014	93,600
2015	31,200
Total minimum annual rentals	$405,600

(b) Legal

Generally speaking, the Securities and Exchange Commission guidelines require a company to report any pending legal and/or regulatory proceedings that involve a claim for damages in excess of ten percent (10%) of its current assets. The litigation and proceedings discussed below do not necessarily meet this threshold, but are included in the interest of disclosure.  The Company is also sometimes engaged in routine litigation incidental to its business. In general, the Company will vigorously defend itself against all claims to the fullest extent possible. The legal proceedings exclude certain insurance claims for which the Company believes are covered and defended by existing insurance policies and ordinary and incidental matters.

Littlefield Corporation f/k/a/ American Bingo and Gaming v. Philip Furtney, Case No.: 2001 CA 4000, Circuit Court of the Twelfth Judicial Circuit in and for Manatee County, Florida.

In this case, Littlefield is Plaintiff and seeks recovery from the estate of Philip Furtney [“Furtney”] for fraud and negligent misrepresentations.  This litigation arises from the 1995 acquisition of three Florida bingo centers by a predecessor, American Bingo & Gaming Corporation, from two corporations controlled by Furtney – Pondella Hall for Hire, Inc., [“Pondella”] and 800438 Ontario.

Several months after the acquisition of the three centers, the Florida Office of Statewide Prosecution obtained an indictment for alleged racketeering against two American Bingo subsidiaries that operated two of the centers and the Florida Attorney General brought a civil proceeding for racketeering against the same two subsidiaries and American Bingo based upon the same allegations.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 14 – COMMITMENTS AND CONTINGENCIES (continued)

The indictment and civil litigation were the result of an investigation that had been ongoing for over one year prior to the acquisition of the centers.  Furtney was aware of the investigation and its serious nature, but did not disclose the investigation to American Bingo.  In fact, even though Furtney was aware of the investigation, the acquisition agreements related to the sales specifically and falsely stated that there were not any ongoing governmental investigations.  Furtney was admittedly divesting himself of his interests in these and other bingo operations because of the investigation.

American Bingo won the dismissal of the civil action, settled the criminal case, and sold its Florida centers as a condition of the settlement.   Nonetheless, American Bingo suffered significant damages as a result of Furtney’s conduct.

The resolution of this long pending matter was substantially delayed when Furtney, a citizen of Canada and part time resident of Mexico, avoided service of the Complaint.  Littlefield was finally successful in serving Furtney when he was in the United States in 2005, to attend related litigation.   However, Furtney passed away in September 2007, several months before the scheduled trial date.  In the event a defendant dies following the commencement of litigation, the Florida Rules of Civil Procedure provides that a plaintiff may substitute the “proper parties” as the defendant and continue to pursue the claim to judgment.  Furtney’s Estate Trustee, Bruce Furtney, was substituted as the defendant and Littlefield has continued to pursue its claims for damages from Furtney’s Estate, including all sums paid in the acquisition of the three centers, all costs incurred by American Bingo in the litigation with the state of Florida, and the amount of judgments Littlefield was required to pay to Pondella and 800438 Ontario as a result of related litigation.

After the substitution of Estate Trustee Bruce Furtney as the defendant, he discharged Furtney’s previous counsel and retained his own counsel which resulted in additional delay.  Prior to his dismissal, Furtney’s counsel filed a motion for summary judgment seeking the dismissal of the claims, arguing that the claims were barred by the previous judgments in the related litigation with Pondella and Ontario; he also argued that the claims against Furtney were time-barred by the statute of limitations.  The attorney retained by Bruce Furtney continued in raising these arguments and a hearing on the motion was conducted in July 2009.  The Court entered an order in March 2010, denying the motion for summary judgment and rejecting the arguments in their entirety; the case was then scheduled for trial.

The case is now set for trial on a three week trial calendar beginning March 14, 2011.   However, according to recent court filings by the attorney for Bruce Furtney, disagreements regarding the handling the Estate generally and this litigation in particular have arisen between Furtney and the two beneficiaries of the Estate, Furtney’s sons.  As a result of these disagreements, Bruce Furtney is resigning as Trustee and Furtney’s two sons are being appointed as successor Trustees, which means they must be substituted as parties in the case once they are officially appointed as Estate Trustees.  Furtney’s sons have threatened to sue Bruce Furtney and they want a different counsel to represent them in this case.   Bruce Furtney’s counsel was permitted to withdraw due to a conflict of interest and the Court has given Furtney’s sons until March 11, 2011, to obtain counsel to represent them.  This substitution of the new Trustees may result in a delay of the March trial date.

Cause No.24, 182-B; West Texas Bingo, Inc. v. Janie Wall, in the 104th Judicial District Court of Taylor County, Texas.

In this case, Plaintiff was a wholly-owned subsidiary of the Company. The Plaintiff filed suit against the Defendants alleging the Defendants interfered with the Plaintiff's bingo operations and/or business operations located in Abilene, Texas. The Defendants asserted counterclaims against the Plaintiff alleging that the Plaintiff's claims were harassing and constituted intentional infliction of emotional distress. Defendant's claims were dismissed by the Court via summary judgment in June 2008.

Defendants subsequently alleged that the Company and its CEO were the alter-ego of the Plaintiff and asserted third-party claims against them.  These claims were dismissed by the Court via summary judgment in July 2010.

A mediation was conducted in January 2010 and in April 2010, but the case did not settle. In January 2011, this matter was resolved pursuant to the terms and conditions of a confidential settlement agreement entered into by the parties within which for consideration the Defendants surrendered their licenses to play bingo for a specified period of time.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 14 – COMMITMENTS AND CONTINGENCIES (continued)

Cause No. 2009-CI-14245, B-Y Mission Plaza CC, Ltd. v. Coastal Bend Bingo, Inc. and Littlefield Corporation, in the 285th District Court of Bexar County, Texas.

As of April 30, 2010, the suit is no longer pending.  B-Y Mission, Plaintiff, filed suit against the Company and one of its affiliates, alleging breach of a lease agreement between B-Y Mission, Landlord, and Coastal Bend, Lessee, and seeking to compel arbitration of the dispute. The Company is the Guarantor of the lease entered into by one of its affiliates, Coastal Bend. Coastal Bend attempted to terminate the lease under a clause of the lease that the Company believes permits termination of the lease under the circumstances and tendered the appropriate termination amount. The Company also asserted that B-Y Mission engaged in fraud by, among other things, making material misrepresentations in connection with the lease. The Landlord contended the termination was wrongful and seeks recovery of all remaining rental payments.

As a result of an arbitration conducted on March 31 and April 1, 2010, the arbitrator determined that the Company’s affiliate did not have grounds to terminate the lease as alleged.  However, the arbitrator also determined that Company’s affiliate was entitled to a reduction of the amount of common area maintenance, insurance and taxes charged by the Landlord for the remainder of the lease.   The arbitrator awarded the Landlord an amount for past rent and for attorney fees, which has been fully paid by the Company.   The Company recorded a $122,449 charge in its first quarter 2010 results to reflect this judgment. On April 29, 2010, the Court entered its final judgment adopting the decision and award of the arbitrator.   The judgment expressly recites that all monetary awards therein have been fully satisfied by the Company and its affiliate.  Pursuant to the private agreement between the parties, the award of the arbitrator and the judgment adopting the same are not subject to appeal by any party.

(c) Stock Repurchase Plan

During the second quarter of 1998, the Company authorized a stock repurchase program to purchase up to 1,000,000 shares of its common stock.  On February 8, 2000, the Company amended the stock repurchase program to permit purchase of up to 2,000,000 shares of its common stock at such time and prices the Company deems advantageous.  The amount was subsequently increased to 3,000,000 shares. During 2009, the Company reinstated its share repurchase program and authorized the purchase of up to an additional $500,000 of its common shares. During 2009, 159,385 shares of its common shares were repurchased for $114,906. During 2010, 694,008 shares of its common shares were repurchased for $482,752. There is no commitment or obligation on the part of the Company to purchase any particular number of shares, and the program may be suspended at any time at the Company’s discretion.  Any shares so repurchased will be held as treasury shares and be available for general corporate purposes.

(d) Concentration of Credit Risk

The Company maintains its cash and certificates of deposit in banks which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  At December 31, 2010, cash in banks did not exceed FDIC coverage limits.

(e) 401(K) and Employee Stock Ownership Plan

The Company has a 401(K) and Employee Stock Ownership Plan that was instituted in 2001.  In 2010, employees were allowed to defer up to 90% of their wages to a maximum of $16,500 or $22,000 depending upon age, tax deferred, for retirement purposes.  The Company has no obligation to match any of the employee deferrals and contributions to the plan are at the discretion of management.  For the years ended December 31, 2010 and 2009, the Company contributed $0 and $0 respectively, into the Plan.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

(f) Employee Stock Purchase Plan

During 2002, the Company implemented the 2002 Employee Stock Purchase Plan to allow employees of Littlefield Corporation and any subsidiaries to acquire stock ownership in the Company.  The Company has reserved 500,000 shares under this plan.  Offering of shares under this plan will commence  1) on the first day of each fiscal year and will end on the last day of the fiscal year or  2) at the sole discretion of the administrators.  Any offerings that remain unsold during the offering period shall expire and shall be made available for grant in future offering periods.  Eligible employees shall elect to make contributions between 1% and 10% of gross compensation.  The exercise price of any shares purchased by a participant shall be at eighty-five percent (85%) of the lower of the fair market value of the common stock on the date of the grant or date of exercise.   Through December 31, 2010, 293,140 shares have been purchased through this program.  Of the shares purchased, 31,085 shares were purchased in 2010 and 58,974 in 2009.

(g) Employment Agreement

During 2009, the Company renewed and modified its employment agreement with its President and CEO to extend through December 31, 2011. Should the Company terminate the employment agreement without cause, the Company would be liable for twelve months of the then current salary, the acceleration of unvested stock-based compensation, payment of deferred compensation and other stated benefits earned in cash.

NOTE 15 – CHANGE IN ESTIMATE

During 2009, in accordance with FASB ASC 250, Accounting Changes (FASB ASC 250), we recorded a $122,000 change in estimate as a period change to reflect a revised estimate of prior year discretionary incentives. The effect on 2009’s cost of services and general and administrative expenses would have been approximately $71,000 and $51,000 respectively.

NOTE 16 – SPECIAL CHARGES

As described more fully in Note 14 – Commitments and Contingencies, during the first three months of 2010, we recorded a $122,000 charge related to a judgment.

NOTE 17 - SUBSEQUENT EVENTS

In January 2011, the Company reached a settlement of its case in Abilene, as described more fully in Note 14 – Commitments and Contingencies.

In January 2011, the Company completed the acquisition of a bingo hall in South Carolina. The Company commenced operations January 6, 2011.

Littlefield Corporation
CONSOLIDATED BALANCE SHEETS

	June 30, 2011	December 31, 2010
	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$2,363,135	$2,915,115
Accounts receivable, net of allowance for doubtful accounts of $22,200 and $22,200, respectively	461,446	524,755
Other current assets	355,433	218,046
Note receivable – current portion	75,000	75,000
Total Current Assets	3,255,014	3,732,916

Property and Equipment – at cost, net of accumulated depreciation and amortization	7,416,232	7,259,822

Other Assets:
Goodwill, net	5,976,829	5,474,147
Intangible assets, net	1,413,185	939,990
Note receivable, net	215,872	268,463
Other non-current assets	337,532	290,163
Total Other Assets	7,943,418	6,972,763

TOTAL ASSETS	$18,614,664	$17,965,501

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Long term debt, current portion	$913,111	$563,105
Trade accounts payable	149,312	305,361
Accrued expenses	922,721	873,161
Total Current Liabilities	1,985,144	1,741,627

Long-term Liabilities:
Long term debt, net of current portion	3,146,884	2,891,445
Other liabilities, related party	122,757	110,352
Total Long-term Liabilities	3,269,641	3,001,797
Total Liabilities	5,254,785	4,743,424

Stockholders' Equity:
Common stock, $0.001 par value, (authorized 40,000,000 shares, issued 18,817,406 shares and 18,817,406 shares, respectively, outstanding 17,324,439 shares and 17,324,439 shares, respectively)	18,818	18,818
Additional paid-in-capital	31,280,483	31,214,949
Treasury stock – 1,492,967 and 1,492,967 shares, at cost	(1,422,355)	(1,422,355)
Accumulated deficit	(16,517,067)	(16,589,335)
Total Stockholders' Equity	13,359,879	13,222,077

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,614,664	$17,965,501

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,
	2011	2010
REVENUES:
Entertainment	$2,175,756	$2,281,747
Other	21,254	19,367
TOTAL REVENUES	2,197,010	2,301,114

DIRECT COSTS AND EXPENSES:
Direct salaries and other compensation	186,541	216,734
Rent and utilities	744,061	676,504
Other direct operating costs	463,874	478,529
Depreciation and amortization	236,714	197,825
License expense	31,071	40,210
TOTAL COSTS AND EXPENSES	1,662,261	1,609,802

GROSS MARGIN	534,749	691,312

GENERAL AND ADMINISTRATIVE EXPENSES:
Salaries and other compensation	334,257	355,206
Legal and accounting fees	181,723	238,563
Depreciation and amortization	20,130	19,538
Share-based compensation expense	40,217	26,855
Other general and administrative	245,086	185,535
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	821,413	825,697

OPERATING INCOME (LOSS)	(286,664)	(134,385)

OTHER INCOME AND EXPENSES:
Interest income	4,062	8,428
Interest expense	(37,471)	(45,706)
Other income and expenses	---	(2,289)
TOTAL OTHER INCOME AND EXPENSES	(33,409)	(39,567)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(320,073)	(173,952)

PROVISION FOR INCOME TAXES	18,345	27,114

INCOME (LOSS) FROM CONTINUING OPERATIONS	(338,418)	(201,066)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	---	---

NET INCOME (LOSS)	$(338,418)	$(201,066)

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,
	2011		2010
EARNINGS (LOSS) PER SHARE:
Basic earnings (loss) per share
Continuing operations		$(0.02)		$(0.01)
Discontinued operations		0.00		0.00
Total	$	(0.02)	$	(0.01)

Diluted earnings (loss) per share
Continuing operations		$(0.02)		$(0.01)
Discontinued operations		0.00		0.00
Total	$	(0.02)	$	(0.01)

Weighted average shares outstanding – basic		17,324,439		17,880,653

Weighted average shares outstanding – diluted		17,324,439		17,880,653

Amounts may not add due to rounding.
See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Six Months Ended June 30,
	2011	2010
REVENUES:
Entertainment	$5,004,487	$5,308,964
Other	44,332	38,470
TOTAL REVENUES	5,048,819	5,347,434

DIRECT COSTS AND EXPENSES:
Direct salaries and other compensation	382,930	428,805
Rent and utilities	1,481,500	1,368,759
Other direct operating costs	932,589	883,521
Depreciation and amortization	460,765	384,790
License expense	49,357	60,773
TOTAL COSTS AND EXPENSES	3,307,141	3,126,648

GROSS MARGIN	1,741,678	2,220,786

GENERAL AND ADMINISTRATIVE EXPENSES:
Salaries and other compensation	689,034	688,315
Legal and accounting fees	315,600	407,725
Depreciation and amortization	39,907	37,975
Share-based compensation expense	65,534	52,031
Other general and administrative	456,357	348,571
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	1,566,432	1,534,617

ARBITRATION JUDGEMENT	---	122,449

OPERATING INCOME (LOSS)	175,246	563,720

OTHER INCOME AND EXPENSES:
Interest income	8,973	16,914
Interest expense	(72,723)	(92,267)
Other	(1,549)	(15,190)
TOTAL OTHER INCOME AND EXPENSES	(65,299)	(90,543)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	109,947	473,177

PROVISION FOR INCOME TAXES	37,679	54,041

INCOME (LOSS) FROM CONTINUING OPERATIONS	72,268	419,136

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	---	---

NET INCOME (LOSS)	$72,268	$419,136

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
	Six Months Ended June 30,
	2011	2010
EARNINGS (LOSS) PER SHARE:
Basic earnings (loss) per share
Continuing operations	$0.00	$0.02
Discontinued operations	0.00	0.00
Total	$0.00	$0.02

Diluted earnings (loss) per share
Continuing operations	$0.00	$0.02
Discontinued operations	0.00	0.00
Total	$0.00	$0.02

Weighted average shares outstanding – basic	17,324,439	17,898,854

Weighted average shares outstanding – diluted	17,792,261	18,327,548

Amounts may not add due to rounding.

See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
	Six Months Ended June 30,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$72,268	$419,136
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	500,672	422,764
Stock-based compensation expense	65,534	52,031
(Gain) loss on disposals of equipment	1,549	25,347

Increase (decrease) in cash flows as a result of changes in asset and liability account balances:
Accounts receivable	63,309	18,988
Other assets	(181,757)	(77,587)
Trade accounts payable	(156,049)	(159,707)
Accrued expenses and other current liabilities	61,965	(115,845)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	427,491	585,127

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(590,699)	(367,008)
Purchase of goodwill and intangibles	(409,752)	(164,218)
Proceeds from repayment of notes receivable, net	52,591	52,591
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(947,860)	(478,635)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable, legal settlements and capital leases	(241,611)	(286,444)
Proceeds from note payable	210,000	---
Repurchase of common stock	---	(73,885)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(31,611)	(360,329)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(551,980)	(253,837)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,915,115	3,734,712

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,363,135	$3,480,875

 See notes to consolidated financial statements.

Littlefield Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six Months Ended June 30,
	2011		2010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash payments:

Interest		$72,723	$92,266

Income taxes		$65,158	$63,888

Non-cash transactions:

Issuance of treasury stock under deferred compensation plan	$	---	$15,827

Issuance of treasury stock under employee stock purchase plan	$	---	$14,268

Purchase of acquisition assets in exchange for notes payable		$637,057	$126,900

See notes to consolidated financial statements.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 1 – PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of Littlefield Corporation and its wholly owned subsidiaries (the “Company”).  The financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented.  The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of revenue and expenses during the reported period.  Actual results could differ from these estimates.  Where appropriate, items within the consolidated financial statements have been reclassified to maintain consistency and comparability for all periods presented.

The operating results for the six month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2011.  Except for historical information contained herein, certain matters set forth in this report are forward looking statements that are subject to substantial risks and uncertainties, including the impact of government regulation and taxation, customer attendance and spending, competition, and general economic conditions, among others.  This Quarterly Report on Form 10-Q contains “forward-looking” statements as such term is defined in the Private Securities Litigation Reform Act of 1995 and information relating to the Company and its subsidiaries that are based on the beliefs of the Company’s management.  When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar import, as they relate to the Company or its subsidiaries or Company management, are intended to identify forward-looking statements.  Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices, onetime events and other factors described herein and in other filings made by the Company with the Securities and Exchange Commission, based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.  The Company does not intend to update these forward-looking statements.

NOTE 2 – MATERIAL ACQUISITIONS, REORGANIZATIONS AND OTHER TRANSACTIONS

Generally speaking, the Securities and Exchange Commission sets forth guidelines which require a company to report as material certain acquisitions. The acquisitions discussed below do not necessarily meet this threshold, however, they are included in the interest of disclosure. The acquisitions were accounted for as a purchase. Unless otherwise noted, we funded the purchase price from existing cash balances. Our consolidated financial statements include the operating results from the date of acquisition. Unless otherwise noted, pro-forma results of operations have not been presented because the effects of those operations were not material. In accordance with FASB ASC 805, Business Combinations (FASB ASC 805), the total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable assets, based on their respective estimated fair values at the date of acquisition.

The Company acquires bingo halls through its appropriately formed and licensed wholly-owned corporate subsidiaries in the states in which it operates.

2011

In June 2011, the Company completed the acquisition of a bingo hall in South Carolina for cash and a note payable. The acquired bingo hall commenced operations effective June 1, 2011.

In January 2011, the Company completed the acquisition of a bingo hall in South Carolina for cash and a note payable. The acquired bingo hall commenced operations January 6, 2011.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 2 – MATERIAL ACQUISITIONS, REORGANIZATIONS AND OTHER TRANSACTIONS

In January 2011, the Company reached a settlement of its case in Abilene, as described more fully in Note 11 – Commitments and Contingencies.

2010

On January 25, 2010, the Company acquired a bingo hall in South Carolina for cash and a note payable.

On December 6, 2010, the Company converted to a bingo hall a property formerly occupied by its real estate tenant.

On December 20, 2010, the Company purchased a bingo hall in South Carolina.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2011 and December 31, 2010 consists of the following:

	June 30, 2011	December 31, 2010
Land	$760,467	$760,467
Buildings	3,563,222	3,557,423
Leasehold improvements	6,380,690	5,892,755
Equipment, furniture and fixtures	3,687,113	3,768,089
Automobiles	155,516	155,516
	14,547,008	14,134,250

Less: Accumulated depreciation and amortization	(7,130,776)	(6,874,428)

Property and equipment, net	$7,416,232	$7,259,822

Total depreciation expense, for owned and leased assets, charged to continuing operations for the six months ended June 30, 2011 and 2010 was approximately $444,000 and $403,000 respectively.

NOTE 4 – GOODWILL & OTHER INTANGIBLE ASSETS

Goodwill at June 30, 2011, was as follows:

	Gross Carrying Amount	Accumulated Amortization	Total

Goodwill at December 31, 2010	$6,669,963	$(1,195,816)	$5,474,147
Goodwill acquired during period	502,682	---	502,682
Goodwill at June 30, 2011	$7,172,645	$(1,195,816)	$5,976,829

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 4 – GOODWILL & OTHER INTANGIBLE ASSETS (continued)

Intangible assets at June 30, 2011, consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Total
Intangible Assets with Indefinite Lives:
Bingo licenses at December 31, 2010	$881,339	(51,974)	$829,365
Licenses acquired during the period	---	---	---
Bingo licenses at June 30, 2011	$881,339	(51,974)	$829,365

Intangible Assets with Finite Lives:
Covenants not to compete at December 31, 2010	$392,500	(281,875)	$110,625
Change in covenants not to compete	530,000	(56,805)	473,195
Covenants not to compete at June 30, 2011	$922,500	(338,680)	$583,820
Intangible Assets, Net of Accumulated Amortization			$1,413,185

Amortization expense charged to operations for the six months ended June 30, 2011 and 2010 was approximately $57,000 and $20,000 respectively. The increase in goodwill and covenants not to compete during 2011 resulted from two South Carolina bingo hall acquisitions and settlement described more fully in Note 11 – Commitments and Contingencies.

NOTE 5 - SHAREHOLDERS’ EQUITY

At June 30, 2011, the Company held 1,492,967 treasury shares at an average purchase cost of $0.95.

NOTE 6 – SHARE BASED PAYMENTS

The Company recorded approximately $66,000 and $52,000 in compensation expense in the six month periods ended June 30, 2011 and June 30, 2010, respectively, related to options issued under its stock-based incentive compensation plans.  This includes expense related to both options issued in the current year and options issued in prior years for which the requisite service period for those options includes the current year.  The fair value of these options was calculated using the Black-Scholes options pricing model.  There were 425,000 and 25,000 options issued during the six month periods ended June 30, 2011 and 2010, respectively. For options issued in 2011, the following assumptions were used: dividend yield of 0%, expected volatility of 78%, risk free interest rate of 3.5% and an expected life of 10 years.

NOTE 7 – EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding (if dilutive) during each period. The number of common share equivalents, which include stock options, is computed using the treasury stock method.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 7 – EARNINGS PER SHARE (continued)

A reconciliation of basic to diluted earnings (loss) per share is as follows:

Six months ended June 30,	2011	2011	2010	2010
	Basic	Diluted	Basic	Diluted
Numerator:
Net income (loss)	$72,268	$72,268	$419,136	$419,136
Denominator:
Weighted average shares outstanding	17,324,439	17,324,439	17,898,854	17,898,854
Effect of dilutive securities:
Stock options and warrants	---	467,822	---	428,694
Weighted average shares outstanding	17,324,439	17,792,261	17,898,854	18,327,548

Earnings (loss) per share	$0.00	$0.00	$0.02	$0.02

Stock options to acquire 281,268 and 100,750 shares for the six months ended June 30, 2011 and 2010, respectively, were excluded from the computations of diluted EPS because the effect of including the stock options would have been anti-dilutive to a loss per share or the options were out of the money.

NOTE 8 - ACCOUNTING FOR STOCK BASED COMPENSATION.

The Company applies FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) and FASB ASC 505, Equity (FASB ASC 505), using the modified prospective method of implementation, whereby the prospective method records the compensation expense from the implementation date forward, however leaves prior periods unchanged in accounting for its stock options.  The Company has implemented five shareholder approved stock option plans.  These plans are intended to comply with Section 422 of the Internal Revenue Code of 1986, as amended.  The plans collectively provide for the total issuance of 3,600,000 common shares over ten years from the date of each plan’s approval.  In addition, the plans allow for additional increases of 15% of the then outstanding shares.

Transactions under the stock option plans are summarized below. At June 30, 2011, a total of 1,997,410 options were outstanding under these plans.

	Employee Stock Plans
	Options	Weighted Average Exercise Price
Outstanding at 12/31/10	1,572,410	$0.43
Granted	425,000	0.56
Exercised	---	---
Forfeited	--	---
Outstanding at 6/30/11	1,997,410	$0.46

The fair value of options granted during the six month period ended June 30, 2011 was approximately $193,800; with 25,000 options vesting upon grant and 400,000 options vesting over four years subject to certain performance criteria.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 8 - ACCOUNTING FOR STOCK BASED COMPENSATION. (continued)

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the period in excess of the exercise price multiplied by the number of options outstanding or exercisable. The total intrinsic value of options exercised during 2011 was $0, as no options were exercised. Total unrecognized stock-based compensation expense related to non-vested stock options was approximately $206,150 as of June 30, 2011, related to approximately 528,000 shares with a per share weighted average fair value of  $0.39. We anticipate this expense to be recognized over a weighted average period of approximately 2.6 years.

The following table summarizes information about options outstanding at June 30, 2011 under the Employee Stock Plan:

		Options Outstanding			Options Exercisable
	Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
2011:	$1.26 - 1.87	16,500	4.9 years	$1.32	16,500	$1.32
	$0.00 - $1.25	1,980,910	7.3 years	$0.45	1,452,785	$0.44
	Total	1,997,410	7.3 years	$0.46	1,469,285	$0.45

	Aggregate intrinsic value	$502,539			$390,676

The weighted average remaining contractual life of options exercisable as of June 30, 2011 was 6.4 years.

NOTE 9 – INCOME TAXES

The Company recorded approximately $38,000 and $54,000 of state income tax expense, respectively, for the six months ended June 30, 2011 and 2010.  The Company does not expect to incur significant federal income tax charges until the utilization of its accumulated federal income tax loss carry-forwards, which totaled approximately $13,200,000 at December 31, 2010, and begin expiring in the year 2016.

FASB ASC 740, Income Taxes (FASB ASC 740) addresses the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. If a tax position is more likely than not to be sustained upon examination, then an enterprise would be required to recognize in its financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of June 30, 2011, the Company did not recognize a liability for uncertain tax positions.  We do not expect our unrecognized tax benefits to change significantly over the next twelve months.  The tax years 2006 through 2010 remain open to examination by the taxing jurisdictions in which we file income tax returns.

NOTE 10 – RELATED PARTY TRANSACTIONS

During 2009, the Company renewed the employment agreement with its President and CEO; in accordance with this agreement, the Company accrued $12,000 and $12,000 of deferred compensation in the six months ended June 30, 2011 and 2010, respectively.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Generally speaking, the Securities and Exchange Commission guidelines require a company to report any pending legal and/or regulatory proceedings that involve a claim for damages in excess of ten percent (10%) of its current assets. The litigation and proceedings discussed below do not necessarily meet this threshold, but are included in the interest of disclosure.  The Company is also sometimes engaged in routine litigation incidental to its business. In general, the Company will vigorously defend itself against all claims to the fullest extent possible. The legal proceedings exclude certain insurance claims for which the Company believes are covered and defended by existing insurance policies and ordinary and incidental matters.

Littlefield Corporation f/k/a/ American Bingo and Gaming v. Philip Furtney, Case No.: 2001 CA 4000, Circuit Court of the Twelfth Judicial Circuit in and for Manatee County, Florida.

In this case, Littlefield is Plaintiff and seeks recovery from the estate of Philip Furtney [“Furtney”] for fraud and negligent misrepresentations.  This litigation arises from the 1995 acquisition of three Florida bingo centers by a predecessor, American Bingo & Gaming Corporation, from two corporations controlled by Furtney – Pondella Hall for Hire, Inc., [“Pondella”] and 800438 Ontario.

Several months after the acquisition of the three centers, the Florida Office of Statewide Prosecution obtained an indictment for alleged racketeering against two American Bingo subsidiaries that operated two of the centers and the Florida Attorney General brought a civil proceeding for racketeering against the same two subsidiaries and American Bingo based upon the same allegations.  The indictment and civil litigation were the result of an investigation that had been ongoing for over one year prior to the acquisition of the centers.  Furtney was aware of the investigation and its serious nature, but did not disclose the investigation to American Bingo.  In fact, even though Furtney was aware of the investigation, the acquisition agreements related to the sales specifically and falsely stated that there were not any ongoing governmental investigations.  Furtney was admittedly divesting himself of his interests in these and other bingo operations because of the investigation.

American Bingo won the dismissal of the civil action, settled the criminal case, and sold its Florida centers as a condition of the settlement.  Nonetheless, American Bingo suffered significant damages as a result of Furtney’s conduct.

The resolution of this long pending matter was substantially delayed when Furtney, a citizen of Canada and part time resident of Mexico, avoided service of the Complaint for several years.  Littlefield was finally successful in serving Furtney when he was in the United States in 2005, to attend related litigation.   However, Furtney passed away in September 2007, several months before the scheduled trial date.  In the event a defendant dies following the commencement of litigation, the Florida Rules of Civil Procedure provides that a plaintiff may substitute the “proper parties” as the defendant and continue to pursue the claim to judgment.  Furtney’s Estate Trustee, Bruce Furtney, was substituted as the defendant and Littlefield has continued to pursue its claims for damages from Furtney’s Estate, including all sums paid in the acquisition of the three centers, all costs incurred by American Bingo in the litigation with the state of Florida, and the amount of judgments Littlefield was required to pay to Pondella and 800438 Ontario as a result of related litigation.

After the substitution of Estate Trustee Bruce Furtney as the defendant, he discharged Furtney’s previous counsel and retained his own counsel which resulted in additional delay.  Prior to his dismissal, Furtney’s counsel filed a motion for summary judgment seeking the dismissal of the claims, arguing that the claims were barred by the previous judgments in the related litigation with Pondella and Ontario; he also argued that the claims against Furtney were time-barred by the statute of limitations.  The attorney retained by Bruce Furtney continued in raising these arguments and a hearing on the motion was conducted in July 2009.  The Court entered an order in March 2010, denying the motion for summary judgment and rejecting the arguments in their entirety; the case was then scheduled for trial.

The case was set for trial in March 2011.  However, according to court filings by the attorney for Bruce Furtney in the thirty days before the scheduled trial, his client was resigning as Trustee and Furtney’s two sons were being appointed as successor Trustees.  Additionally, Bruce Furtney’s counsel sought to withdraw from the case because Furtney’s sons wanted different counsel to represent them as the Trustees. As a result of these representations, the court permitted Bruce Furtney’s counsel to withdraw and subsequently postponed the trial.  The change of Trustees has not yet occurred, but a new attorney has entered an appearance.  The case is now set for trial during the month of October 2011, and the court has indicated that it will not permit any further delays.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 11 – COMMITMENTS AND CONTINGENCIES (Continued)

Cause No.24, 182-B; West Texas Bingo, Inc. v. Janie Wall, in the 104th Judicial District Court of Taylor County, Texas.

This suit is no longer pending. In this case, Plaintiff was a wholly-owned subsidiary of the Company. The Plaintiff filed suit against the Defendants alleging the Defendants interfered with the Plaintiff's bingo operations and/or business operations located in Abilene, Texas. The Defendants asserted counterclaims against the Plaintiff alleging that the Plaintiff's claims were harassing and constituted intentional infliction of emotional distress. Defendant's claims were dismissed by the Court via summary judgment in June 2008.

Defendants subsequently alleged that the Company and its CEO were the alter-ego of the Plaintiff and asserted third-party claims against them.  These claims were dismissed by the Court via summary judgment in July 2010.

A mediation was conducted in January 2010 and in April 2010, but the case did not settle. In January 2011, this matter was resolved pursuant to the terms and conditions of a confidential settlement agreement entered into by the parties within which for consideration the Defendants surrendered their licenses to play bingo for a specified period of time.

Cause No. 2009-CI-14245, B-Y Mission Plaza CC, Ltd. v. Coastal Bend Bingo, Inc. and Littlefield Corporation, in the 285th District Court of Bexar County, Texas.

This suit is no longer pending.  B-Y Mission, Plaintiff, filed suit against the Company and one of its affiliates, alleging breach of a lease agreement between B-Y Mission, Landlord, and Coastal Bend, Lessee, and seeking to compel arbitration of the dispute. The Company is the Guarantor of the lease entered into by one of its affiliates, Coastal Bend. Coastal Bend attempted to terminate the lease under a clause of the lease that the Company believes permits termination of the lease under the circumstances and tendered the appropriate termination amount. The Company also asserted that B-Y Mission engaged in fraud by, among other things, making material misrepresentations in connection with the lease. The Landlord contended the termination was wrongful and sought recovery of all remaining rental payments.

As a result of an arbitration conducted on March 31 and April 1, 2010, the arbitrator determined that the Company’s affiliate did not have grounds to terminate the lease as alleged.  However, the arbitrator also determined that Company’s affiliate was entitled to a reduction of the amount of common area maintenance, insurance and taxes charged by the Landlord for the remainder of the lease.  The arbitrator awarded the Landlord an amount for past rent and for attorney fees, which has been fully paid by the Company.   The Company recorded a $122,449 charge in its first quarter 2010 results to reflect this judgment. On April 29, 2010, the Court entered its final judgment adopting the decision and award of the arbitrator.   The judgment expressly recites that all monetary awards therein have been fully satisfied by the Company and its affiliate.  Pursuant to the private agreement between the parties, the award of the arbitrator and the judgment adopting the same are not subject to appeal by any party.

NOTE 12 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB updated FASB ASC 820, Fair Value Measurements and Disclosures (FASB ASC 820) that requires additional disclosures and clarifies existing disclosures regarding fair value measurements. The additional disclosures include 1) transfers in and out of Levels 1 and 2 and 2) activity in Level 3 fair value measurements. The update provides amendments that clarify existing disclosures on 1) level of disaggregation and 2) disclosures about inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted the update on January 1, 2010, as required and concluded it did not have a material impact on our consolidated financial position or results of operations.

Littlefield Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2011

NOTE 13 – SPECIAL CHARGES

As more fully discussed in Note 11: Commitments and Contingencies, during the first three months of 2010, we recorded a $122,000 charge related to an arbitration judgment.

NOTE 14 – DISCONTINUED OPERATIONS

This report presents the results of operations of the Company’s Hospitality segment as discontinued operations.  Except for the fourth quarter of 2010 in which the Company incurred additional sales tax expense of $15,251 related to the disposed assets, there were no other results from the discontinued operations during 2011 or 2010. On April 1, 2009, the Company completed the sale of its Premiere Tents and Events (“PTE”) business unit reflecting the Company’s focus on its charitable bingo business in Texas, South Carolina, Alabama and Florida.

NOTE 15 – LONG TERM DEBT

During the first quarter of 2011 the Company was advanced $210,000 on a promissory note. The note is secured by certain real estate, subject to certain financial covenants and matures in April 2016.  Interest is indexed at prime plus three-quarter percent and may fluctuate between a four and one-quarter percent and seven and three-quarter percent interest rate.

In addition, during the six months ended June 30, 2011, the Company purchased acquisition assets in exchange for notes payable of approximately $637,000. The notes bear interest up to three percent and mature through January 2017.

NOTE 16 – SUBSEQUENT EVENTS

None.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the common stock being registered.  All amounts will be borne by us and amounts shown are estimates.

Amount to be paid
SEC Registration Fee	$700
Printing and Edgarizing expenses	$5,000
Legal fees and expenses	$20,000
Accounting fees and expenses	$1,000
Transfer agent	$100
Stock certificates	$100
Miscellaneous	$100

Total	$27,000

ITEM 14 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of Our Directors and Officers

Indemnification under the Delaware General Corporation Law

Subsection (a) of Section 145 of the Delaware General Corporate Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the Delaware General Corporate Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the Delaware General Corporate Law further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter  therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 of the Delaware General Corporate Law shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the Delaware General Corporate Law.

Section 102(b)(7) of the Delaware General Corporate Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporate Law or (4) for any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation contains such a provision.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Restated Certificate of Incorporation of the Issuer

Article 7 (a) of our Restated Certificate of Incorporation provides that the Company shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended, from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Article 7 (c) of our Restated Certificate of Incorporation provides that the Company shall,  to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporate Law, as the same may be amended and supplemented,  indemnify and hold harmless any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses,  liabilities and loss (including attorneys fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Article 11 of our Restated Certificate of Incorporation provides that from time to time any of the provisions of this certificate of incorporation may be amended,  altered or repealed,  and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws,  and all rights at any time conferred upon the stockholders of the corporation by this Restated Certificate of Incorporation are granted subject to the provisions of this Article 11.

Indemnification under the Amended and Restated Bylaws of the Issuer

Article VIII of our restated bylaws provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware and the Certificate of Incorporation.

Indemnification under Indemnification Agreements with Directors and Officers

We have not entered into indemnification agreements with our officers and directors. We have obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

ITEM 15 - RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following securities which were not registered under the Securities Act of 1933 within the past three years.

On January 16, 2009, we issued 1,182,699 shares of common stock to an executive of the Company pursuant to an exemption under Section 4(2) of the Securities Act for $331,156, as stock-based compensation.

On April 16, 2009, we issued 100,000 shares of common stock to two officers of the Company pursuant to an exemption under Section 4(2) of the Securities Act for $36,000, as stock-based compensation.

ITEM 16 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See the Exhibit Index which is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

ITEM 17 - UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purposes of determining liability under the Securities Act of 1933 to any purchaser:

(A)          Each prospectus filed by the registrant pursuant to Rule 424(b)(3)  shall be deemed to be part of this registration as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)           Each prospectus filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the Prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey L. Minch and Richard S. Chilinski, or either of them, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on October 12, 2011.

LITTLEFIELD CORPORATION

By:	/s/ Jeffrey L Minch
Jeffrey L. Minch, President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Richard S Chilinski
Richard S. Chilinski, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated

/s/Michael L Wilfley*	Chairman of the Board of Directors	October 12, 2011
Michael L. Wilfley

/s/Jeffrey L Minch	President and Chief Executive Officer and Director (Principal Executive Officer)	October 12, 2011
Jeffrey L. Minch

/s/Charles M Gillman*	Director	October 12, 2011
Charles M. Gillman

/s/James P Roberts, II*	Director	October 12, 2011
James P. Roberts, II

/s/Alfred T Stanley*	Director	October 12, 2011
Alfred T. Stanley

/s/Carlton R Williams*	Director	October 12, 2011
Carlton R. Williams

/s/ Richard S Chilinski	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal	October 12, 2011
Richard S. Chilinski	Accounting Officer)

* By Jeffrey L. Minch, Attorney-in-Fact

EXHIBIT INDEX
Exhibit	Description
3.1	Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 filed by the Company on August 1, 2011).
3.2
Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Quarterly Report on Form 10-QSB filed by the Company on November 15, 1999, for the quarter ended September 30, 1999).

5.1***	Opinion of Strasburger & Price, LLP.
10.1	2002 Stock Option Plan (incorporated by reference to Exhibit 1 of the Definitive Proxy Statement Schedule 14A, filed with the SEC on March 22, 2002).
10.2	2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 2 of the Definitive Proxy Statement Schedule 14A, filed with the SEC on March 22, 2002).
10.3	2009 Employment Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2009).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2***	Consent of Strasburger & Price, LLP as legal counsel (incorporated in Exhibit 5.1).
24.1	Power of Attorney, previously filed.

101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
*	Filed herewith. Those items listed above but not filed herewith are incorporated by reference.
**
In accordance with Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

***	To be filed by amendment